CollaGenex Pharmaceuticals
2001 Annual Report



CollaGenex Pharmaceuticals is a specialty pharmaceutical company focused on providing innovative medical therapies for selected disease categories with large markets. The company has achieved significant growth with its lead product, Periostat®, a systemic treatment for adult periodontitis. With its proprietary platform technologies and premier pharmaceutical sales force, CollaGenex is well positioned to realize the potential of a diverse pipeline of advanced pharmaceutical products.

CORPORATE OVERVIEW

During 2001, CollaGenex achieved its highest level of sales in the dental market through the efforts of its 120-person dental pharmaceutical sales force, the largest in the industry. Besides Periostat, CollaGenex markets proprietary, branded pharmaceutical products to the dental market under copromotion and licensing agreements with other companies. Since October 2001 CollaGenex has been marketing Atridox®, Atrisorb® FreeFlow™, and Atrisorb-D® FreeFlow™ under an exclusive licensing agreement with Atrix Laboratories, Inc. Under an exclusive copromotion agreement with Merck & Company, Inc., CollaGenex also markets VIOXX® (rofecoxib) to the dental community. VIOXX is the leading branded NSAID (non-steroidal anti-inflammatory drug) for the treatment of acute dental pain in adults.

While the dental pharmaceutical market continues to offer significant potential for CollaGenex, the company has developed a three-part overall strategy for expanding its focus and driving its growth:

- *Increase the sales of Periostat and other products to the dental pharmaceutical market.* Supporting this arm of the strategy, CollaGenex is continuing its effective direct-to-consumer (DTC) advertising campaign for Periostat and is pursuing the rights to market additional dental products such as those in-licensed from Atrix Laboratories.

- *Expand into the dermatology market.* Results from a clinical trial completed during 2001 showed that Periostat was very effective in reducing the number of inflammatory lesions and comedones in patients with acne. During 2002 CollaGenex will continue the clinical development of Periostat for dermatological applications and will also seek to develop a commercial presence in the dermatology market by licensing and marketing other pharmaceutical products and through the development of products based on the novel Restoraderm™ drug delivery platform.

- *Continue the development of existing products in the research pipeline.* Sponsored by the National Cancer Institute (NCI), Phase II clinical studies are underway to evaluate the safety and efficacy of Metastat® in treating HIV-related Kaposi's sarcoma (KS). The NCI is also conducting a Phase I clinical trial to evaluate the use of Metastat in treating brain cancer.

TOTAL REVENUES
(in millions)



'99
$16.1
'00
$24.3
'01
$35.2

NET LOSS PER SHARE



'99
$1.82
'00
$1.21
'01
$0.94

PERIOSTAT PILLS PRESCRIBED
(in thousands)



'99
24,687
'00
35,237
'01
46,313

Source: NDC/Source


ities

We continued to make great progress in growing and expanding our business during 2001. Total revenues grew to $35.2 million, an increase of 45% over $24.3 million for 2000. Total sales of Periostat®, our lead drug and the first successfully commercialized product of our IMPACS® (Inhibitors of Multiple Proteases And CytokineS) technology platform, increased by nearly 50% to $30.6 million, compared to $20.5 million in 2000. Our net loss per share in 2001 improved to $0.94, compared to $1.21 in 2000.

Fourth-quarter revenues for 2001 totaled $10.2 million, a 75% increase over the same period in 2000. Net sales for Periostat in the fourth quarter of 2001 reached a record $8.9 million, a 78% improvement over the $5.0 million recorded in the fourth quarter of 2000. Our net loss per share for the fourth quarter of 2001 improved to $0.15 compared to $0.27 for the fourth quarter of 2000.

Based on this performance and our expectations for 2002, we anticipate achieving profitability in the third quarter of 2002 while continuing to invest in our products, people, and strategy for growth.

The significant increase in Periostat sales was due to the continuing efforts and dedication of our sales force, combined with an effective DTC advertising campaign. Together, these efforts generated an increase of about 40% in the monthly rate of Periostat prescriptions by the end of 2001, compared to the end of 2000.

In August 2001 we acquired the rights to market three dental products from Atrix Laboratories: Atridox®, the only locally applied antimicrobial product for the treatment of adult periodontitis that has been granted a seal of acceptance by the American Dental Association (ADA), and Atrisorb® FreeFlow™ and Atrisorb-D® FreeFlow™, two products used for guided tissue regeneration (GTR) after dental surgery.

Atridox has the broadest indication of any of the locally applied antimicrobial products and can be used in a variety of dental conditions and procedures. We believe that a combination treatment involving the administration of Atridox and Periostat in conjunction with scaling and root planing could establish a new standard of care for the treatment of adult periodontitis, and we are planning to conduct a clinical trial during 2002 to evaluate this combination approach to therapy.

In September 2001 our sales force was trained to market the Atrix dental products, and on November 1, 2001 we booked our first orders for Atridox and Atrisorb FreeFlow. Our sales of the Atrix dental products reached $732,000 within the short time remaining in 2001. Atrisorb-D FreeFlow, the only GTR barrier product containing an antibiotic, was launched in February 2002. We will continue to actively promote these products and anticipate that they will make a significant contribution to revenues in 2002.

Over the three years since Periostat was launched, nearly 2 million prescriptions have been filled, and a number of patients have reported improvements in other medical conditions in addition to their periodontitis. In particular, we received a number of anecdotal reports that patients on Periostat were experiencing significant improvements in their acne conditions. To confirm these reports, during 2001 we conducted a 59-patient, double-blind, placebo-controlled clinical trial to evaluate the efficacy of Periostat in the treatment of acne. On October 1, 2001 we announced the statistically and clinically significant results: the patients on Periostat experienced a reduction of over 50% in the number of both inflammatory lesions and comedones. Based on these results, we are planning additional clinical studies in the second quarter of 2002.

Dermatology is an attractive, growing market for CollaGenex. Dermatologists use a wide variety of prescription drugs, often in combination, to treat their patients. In 2000, dermatologists wrote 7.8 million prescriptions, valued at $1.25 billion, for drugs to treat acne and rosacea. Approximately 3.6 million of those prescriptions were for orally administered antibiotics to treat acne. Periostat is a sub-antimicrobial dose of doxycycline that, based upon preliminary studies, appears to be efficacious in treating acne without the adverse side effects of higher-dose tetracycline antibiotics.

As part of our strategy to establish CollaGenex in dermatology, we have assembled a Scientific Advisory Board that includes top experts in the fields of acne and contact dermatitis. We have also appointed as vice president of dermatology an individual with 14 years of experience in dermatology sales and business development. In early 2002 we also announced that we had acquired the rights to Restoraderm™, a unique dermal and transdermal drug delivery technology. We anticipate that Restoraderm will be the basis for multiple products for the dermatology market, the first of which we expect to introduce before the end of 2002.

In 2001 we generated record revenues, expanded our product portfolio, continued to develop the potential of our IMPACS technology, and laid the groundwork to move into the dermatology market. Clearly we are moving closer to our goal of becoming a profitable, diversified, specialty pharmaceutical company and look forward to announcing additional achievements throughout 2002.

Thank you for your continued support.

Brian M. Gallagher

The CollaGenex dental pharmaceutical sales force, unique in the dental market, was combined with an effective DTC advertising campaign to produce record sales of Periostat® in 2001. The monthly rate of prescriptions increased by an average of 22% over the previous year in cities where we relied solely on our strong traditional sales and marketing efforts and did not conduct DTC television advertising. However, in the cities where we also conducted DTC television advertising, the average monthly rate of prescriptions increased by as much as 70% over the previous year. Importantly, after we ceased advertising, the monthly rate of prescriptions in those cities maintained increases of 40% or more over the previous year for a number of months.

Launched late in 2000 and producing promising results in two test markets, our Periostat advertising campaign was expanded to 22 markets in 2001. Research showed that the campaign was highly effective in raising awareness of Periostat—among both patients and dental professionals—as the first pill-based therapy to treat adult periodontitis. The DTC campaign was also effective in promoting patient compliance, resulting in higher prescription




Periostat

refill rates in cities where we conducted DTC advertising. During 2002 the campaign is expected to run in 18 markets, including 14 of the cities targeted in 2001 and four new cities: Orlando, Dallas, Fort Worth, and

Atlanta. Lower media costs resulting from the weak economy should enable us to reach more patients more frequently and at a lower total cost in 2002 than in 2001.

Periostat is now covered for reimbursement by health maintenance organizations (HMOs), pharmacy benefit management (PBM) plans, and 49 out of 50 Medicaid formularies, covering over 91 million patients.

Periostat accomplished another achievement in June 2001, when it became the first and only oral periodontal prescription drug granted the ADA "Seal of Acceptance." Recognition by this highly regarded organization was granted only after a rigorous analysis of the safety and efficacy of Periostat. The news of the ADA Seal was incorporated into all communications concerning Periostat and was very well received by the dental profession.

Today, as a result of exposure to advertising, personal sales presentations, and a better understanding of the benefits of early intervention in periodontitis, more than 35,000 dentists and periodontists across the country have prescribed Periostat, and more than 2 million prescriptions have been filled since Periostat was launched in November 1998.

Periostat moved closer to commercial success in other areas of the world as well. In the United Kingdom (UK), where Periostat was approved for marketing in 2000, Periostat is now on the Dental Practitioners' Formulary for prescribing under the National Health Service. To capitalize on this opportunity, CollaGenex International, Ltd., our UK subsidiary, has engaged Dexcel-Dental to provide field sales coverage for Periostat to the dental community in the UK and Ireland.

Elsewhere in Europe, seven member states of the European Union (EU) granted provisional marketing approval for Periostat under the Mutual Recognition Procedure (MRP). In addition, we signed an exclusive marketing agreement with PharmaMed to market Periostat to 15 countries in the Middle East representing a combined population of 200 million.

Expanding our dental portfolio in 2001, we added three products under a licensing agreement with Atrix Laboratories. Atridox®, the leading locally applied antimicrobial agent, is a natural therapeutic companion to Periostat for dentists treating periodontitis with scaling and root planing. Atrisorb® FreeFlow™ is used in GTR to promote the regeneration of periodontal support structures after surgery. Atrisorb-D® FreeFlow™ has a similar application to Atrisorb FreeFlow but is unique in the incorporation of doxycycline to reduce the incidence of infection following a surgical procedure.

Looking beyond the dental market, we laid the foundation for entering the dermatology market in 2001. Based on encouraging results in a 59-patient, placebo-controlled, double-blinded study of Periostat in treating moderate adult acne, we broadened the scope of our research, marketing, and sales. We are planning to continue the development of Periostat for acne, and we are laying the groundwork for a dermatology sales and marketing effort.

After conducting an extensive analysis of the opportunities in the dermatology market, we are developing a strategy to enter this market through product licensing and internal development. The two therapy areas in which we are acquiring or developing products—the treatment of acne and contact dermatitis—are the two largest and fastest-growing components of the typical dermatology practice.



We continue to explore disease-specific applications of our unique IMPACS® technology platform as cost-effectively as possible. In August 2001 the NCI, in cooperation with the AIDS Malignancy Consortium (AMC), initiated Phase II clinical trials of Metastat® in treating HIV-related KS, a disfiguring skin malignancy. The Phase II trial was launched following favorable results from a Phase I clinical trial in which Metastat achieved an overall clinical response rate of 44% and was generally well tolerated. These results were particularly encouraging, considering that almost 90% of the subjects had failed previous treatment for KS. By the end of 2001, recruitment for the Phase II trial was already 50% completed.

Expanded preclinical and clinical studies for Metastat development include:

- The initiation by NCI of a Phase I study of the efficacy of Metastat in treating astrocytoma and glioblastoma tumors in the brain.
- A plan to sponsor our first independent clinical study of Metastat in soft-tissue sarcoma, a disease for which no other effective therapy currently exists, at the University of Texas, San Antonio.
- Research by the State University of New York at Syracuse on the efficacy of Metastat as a treatment for acute lung injury (ALI).

During 2001 seven scientific papers sponsored by CollaGenex were presented at the meeting of the American Association of Dental Research (AADR). In March 2002 the meeting of the International Association of Dental Research (IADR) in San Diego featured eight scientific papers dealing with the development of Periostat® and the application of IMPACS technologies. In May 2002 CollaGenex expects to be the headline sponsor of the annual meeting of the British Society of Periodontology.



In support of our entry into dermatology, we entered an agreement to license Restoraderm™, a novel dermal/transdermal drug delivery technology platform. The unique mechanism of Restoraderm is based on the ability of lipids to restore the natural skin barrier and facilitate the delivery of active ingredients. By suspending lipids in a water base and delivering them in a mousse, Restoraderm is able to reinstate lipid-balance and stimulate the skin to produce its own lipids. As an added benefit, Restoraderm is absorbed without the drying effect of alcohol-based products or the oily feeling of traditional lipid-based skin care products.

As a product in its own right, Restoraderm will form the foundation of the CollaGenex dermatology product portfolio. We anticipate that, as a technology platform for future products, Restoraderm will help us extend and manage the life cycles of several prescription and OTC products in the dermatology market. We believe that, with a relatively low cost of development, Restoraderm creates opportunities to reformulate existing dermally delivered products, including sunscreens, antiinflammatories, antiinfectives, antifungals, topical anesthetics, and cosmeceuticals, to create an exciting proprietary pipeline of dermatology products.

The accomplishments of CollaGenex in 2001 were many. In all areas significant achievements helped move us closer to our goal of becoming a profitable, diversified specialty pharmaceutical company serving high-potential markets. Highlights of 2001 include:

1/4/01	UK Medicines Control Agency grants marketing approval for Periostat® tablets.
1/9/01	DTC campaign increases new prescriptions for Periostat by 59% in test markets.
1/30/01	Exclusive Middle East exporting agreement is signed with PharmaMed covering 15 Middle Eastern countries.
2/5/01	FDA grants marketing approval for Periostat tablets, which replaced our capsule formulation.
2/13/01	Total revenues for 2000 increased by 51% over 1999; loss per share was reduced by 34%.
2/27/01	Metastat® is highlighted in the *NOVA* special, "Cancer Warrior."
3/8/01	Seven scientific CollaGenex-sponsored papers are presented at IADR annual meeting.
3/13/01	$7.5 million in gross equity financing to fund further DTC advertising is completed.
6/18/01	Applications filed for registration of Periostat tablets with EU member states and Norway.
6/25/01	ADA grants coveted "Seal of Acceptance" to Periostat.
7/2/01	Periostat tablets are introduced in United States, offering significant cost advantages.
7/24/01	Total revenues for second quarter are up 32% and Periostat sales are up 27% over the second quarter of 2000.
8/2/01	NCI-sponsored Phase II clinical trial of Metastat® in treating KS is initiated.
8/9/01	Periostat tablets are placed on the UK's Dental Practitioners' Formulary for National Health Service.
8/27/01	Licensing and marketing agreement is signed with Atrix Laboratories to market Atridox®, Atrisorb® FreeFlow™, and Atrisorb-D® FreeFlow™.
10/1/01	Periostat shows efficacy in treating inflammatory acne in adults.
10/23/01	Total revenues for third quarter are up 76% and Periostat sales are up 96% over the third quarter of 2000.
11/1/01	First sales are recorded for Atridox and Atrisorb FreeFlow.
11/7/01	CollaGenex is named "fastest-growing technology company" in eastern Pennsylvania by Deloitte & Touche.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below with respect to our consolidated statement of operations data for each of the years in the three-year period ended December 31, 2001, and with respect to the consolidated balance sheet data at December 31, 2000 and 2001 are derived from our audited consolidated financial statements and the related notes thereto included elsewhere in this Annual Report. The consolidated statement of operations data for the years ended December 31, 1997 and 1998 and with respect to the consolidated balance sheet data as of December 31, 1997, 1998 and 1999 are derived from audited consolidated financial statements not included in this Annual Report. The selected consolidated financial data set forth below should be read in conjunction with and is qualified in its entirety by our audited consolidated financial statements and related notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations which are included elsewhere in this Annual Report.

(in thousands, except per-share data)

Years Ended December 31,	**1997**	**1998**	**1999**	**2000**	**2001**
Consolidated statement of operations data:					
Revenues:					
Product sales	$ —	$ 3,053	$ 15,211	$ 20,501	**$ 31,358**
Contract revenues	9	8	770	3,240	**3,386**
License revenues	325	400	100	530	**488**
Total revenues	334	3,461	16,081	24,271	**35,232**
Operating expenses:					
Cost of product sales	—	745	3,139	4,070	**5,825**
Research and development	4,200	4,670	5,005	3,128	**3,764**
Selling, general and administrative	6,096	10,600	23,180	25,746	**34,010**
Operating loss	(9,962)	(12,554)	(15,243)	(8,673)	**(8,367)**
Interest income	1,338	988	851	613	**232**
Interest expense	—	—	(197)	(15)	**(17)**
Other income (expense)	—	—	(2)	9	**8**
Loss before cumulative effect of change in accounting principle	(8,624)	(11,566)	(14,591)	(8,066)	**(8,144)**
Cumulative effect of change in accounting principle(1)	—	—	—	(764)	**—**
Net loss	(8,624)	(11,566)	(14,591)	(8,830)	**(8,144)**
Net loss allocable to common stockholders	$ (8,624)	$ (11,566)	$ (15,683)	$ (10,519)	**$ (9,824)**
Basic and diluted net loss per share allocable to common stockholders before cumulative effect of change in accounting principle	$ (1.04)	$ (1.35)	$ (1.82)	$ (1.12)	**$ (0.94)**
Basic and diluted net loss per share allocable to common stockholders(2)	$ (1.04)	$ (1.35)	$ (1.82)	$ (1.21)	**$ (0.94)**
Shares used in computing basic and diluted per share amounts(2)	8,291	8,579	8,598	8,712	**10,414**

As of December 31,	**1997**	**1998**	**1999**	**2000**	**2001**
Consolidated balance sheet data:					
Cash, cash equivalents and short-term investments	$ 22,771	$ 10,250	$ 14,367	$ 5,448	**$ 6,171**
Total assets	23,165	14,740	18,563	10,431	**14,698**
Note payable, less current portion	—	—	116	47	**—**
Accumulated deficit	(26,362)	(37,928)	(53,611)	(64,130)	**(73,954)**
Total stockholders' equity	20,708	9,281	13,607	5,264	**7,127**

(1) See Note 9 of Notes to Consolidated Financial Statements for information concerning the cumulative effect of change in accounting principle.

(2) See Note 2 of Notes to Consolidated Financial Statements for information concerning computation of net loss per share.

OVERVIEW

CollaGenex Pharmaceuticals, Inc., and subsidiaries is a specialty pharmaceutical company currently focused on providing innovative medical therapies to the dental and dermatology markets. Our first product, Periostat®, is an orally administered, prescription pharmaceutical product that was approved by the United States Food and Drug Administration in September 1998 and is the first and only pharmaceutical to treat adult periodontitis by inhibiting the enzymes that destroy periodontal support tissues. We are marketing Periostat to the dental community through our own professional dental pharmaceutical sales force of approximately 120 sales representatives and managers. Pursuant to an exclusive License and Marketing Agreement with Atrix Laboratories, Inc., we began, in October 2001, to actively market Atrix's proprietary dental products, Atridox®, Atrisorb® FreeFlow™ and Atrisorb-D® FreeFlow™, to the United States dental market. We distribute Periostat through drug wholesalers and large retail chains in the United States and the United Kingdom. The Atrix dental products are distributed through a specialty distributor who sells these products directly to dental practitioners in the United States. Our sales force also co-promotes VIOXX®, a prescription non-steroidal, anti-inflammatory drug developed by Merck & Co., Inc., in the United States.

We began operations in January 1992 and functioned primarily as a research and development company until 1998. During this period, we operated with a minimal number of employees, and substantially all of our pharmaceutical development activities were contracted to independent contract research and other organizations. Following FDA approval of Periostat in September 1998, we significantly increased our number of employees, primarily in the areas of sales and marketing. We continue to contract our research and development activities as well as manufacturing, warehousing and distribution functions.

We have incurred losses each year since inception and have an accumulated deficit of $74.0 million at December 31, 2001.

Statements contained or incorporated by reference in this Annual Report that are not based on historical fact are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "estimate," "anticipate," "continue," or similar terms, variations of such terms or the negative of those terms. This Annual Report contains forward-looking statements that involve risks and uncertainties. Our business of selling, marketing and developing pharmaceutical products is subject to a number of significant risks, including risks relating to the implementation of our sales and marketing plans for Periostat and other products that we market, risks inherent in research and development activities, risks associated with conducting business in a highly regulated environment and uncertainty relating to clinical trials of products under development. Our success depends to a large degree upon the market acceptance of Periostat by periodontists, dental practitioners, other health care providers, patients and insurance companies. Periostat has been approved by the FDA for marketing in the United States and approved by the Medicines Control Agency for marketing in the United Kingdom. There can be no assurance that any of our other product candidates will be approved by any regulatory authority for marketing in any jurisdiction or, if approved, that any such products will be successfully commercialized by us. In addition, there can be no assurance that we will successfully commercialize VIOXX, Atridox, Atrisorb FreeFlow and Atrisorb-D FreeFlow. As a result of these risks, and others expressed from time to time in our filings with the Securities and Exchange Commission, our actual results may differ materially from the results discussed in the forward-looking statements contained herein.

RESULTS OF OPERATIONS

From our founding through the quarter ended September 30, 1998, we had no revenues from sales of our own products. During the fourth quarter of 1998, we achieved net product sales of $3.1 million following the commercial launch of Periostat in November 1998. Most of the 1998 sales represented initial wholesale and retail stocking. During the year ended December 31, 1999, we achieved net product sales of $15.2 million from sales of Periostat, contract revenues of $770,000 and $100,000 in license fees relating to the signing of a distribution agreement for Periostat in Canada.

During the year ended December 31, 2000, we achieved net product sales of $20.5 million from sales of Periostat, contract revenues of $3.2 million and license and milestone fees of $530,000 from various foreign distribution and marketing agreements for Periostat. Included in this $530,000 was $397,000 in license revenues that were deferred upon the implementation of Staff Accounting Bulletin SAB 101 ("SAB 101"), effective January 1, 2000; these amounts were previously recognized as license revenues in prior years under the historical revenue recognition policy prior to the adoption of SAB 101.

During the year ended December 31, 2001, we achieved net product sales of $31.4 million, including $30.6 million from the sale of Periostat and $732,000 from the sale of Atridox and Atrisorb FreeFlow. In addition, during the year ended December 31, 2001, we generated $3.4 million in contract revenues and $488,000 in licensing revenue, which included $63,000 in previously recognized up-front license fees that were deferred upon the adoption of SAB 101.

Critical Accounting Policies and Estimates

Management's discussion and analysis of its financial position and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Management believes the critical accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the consolidated financial statements pertain to revenue recognition.

We recognize sales revenue upon shipment, net of estimated returns, provided that collection is determined to be probable and no significant obligations remain. Sales revenue from our customers is subject to agreements allowing limited rights of return, rebates and price protection. Accordingly, we reduce revenue recognized for estimated future returns, rebates and price protection at the time the related revenue is recorded. The estimates for returns are adjusted periodically based upon historical rates of returns, inventory levels in the distribution channel, and other related factors. While management believes it can make reliable estimates for these matters, unsold products in these distribution channels may be exposed to expiration. Accordingly, it is possible that these estimates will change in the future or that the actual amounts could vary materially from our estimates and that the amounts of such changes could impact our results of operations, financial condition and our business.

Since our inception, a portion of our revenue has been generated from license and distribution agreements for our products. We recognize nonrefundable signing or license fees that are not dependent on future performance under these agreements as revenue when received and over the term of the arrangement if we have continuing performance obligations. Any amounts deferred are amortized to revenue over the expected performance period of each underlying agreement. Deferred revenue represents the portion of up-front license payments received that has not been earned. Milestone revenue from licensing arrangements is recognized upon completion of the milestone event or requirement if it represents the achievement of a significant step in the research, development or regulatory process.

YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

Revenues

Revenues *(dollars in thousands)*		**2001**	**Change**		**2000**
Product Sales	$	31,358	53%	$	20,501
Contract Revenues		3,386	5		3,240
License Revenues		488	(8)		530
Total	**$**	**35,232**	**45%**	**$**	**24,271**

Revenues in 2001 included $30.6 million in net sales of Periostat, $732,000 in net sales of Atridox and Atrisorb FreeFlow, $3.4 million in contract revenue, which were derived from our co-promotion of VIOXX and Denavir®, and $488,000 in foreign license and milestone revenues for Periostat. Product sales increased $10.9 million, or 53%, in 2001 mainly as a result of the DTC advertising campaign for Periostat that we launched in the United States in January 2001. The increase in product sales also included $732,000 in product sales of Atridox and Atrisorb FreeFlow, which were launched in October 2001. Revenues from Denavir accounted for approximately $297,000 of 2001 contract revenues. Novartis, which acquired Denavir from SmithKline Beecham Consumer Healthcare in early 2001, terminated our Co-Promotion Agreement with respect to Denavir effective April 13, 2001. We have not recognized any revenue with respect to sales of Denavir since April 2001.

Revenues in 2000 included $20.5 million in net sales of Periostat, $3.2 million in contract revenues, which were derived from our co-promotion of VIOXX and Denavir, and $530,000 in foreign license and milestone revenues for Periostat. Revenues from Denavir accounted for approximately $700,000 of such contract revenues. There were no sales of Atridox or Atrisorb FreeFlow in 2000.

In accordance with SAB 101, which we adopted in 2000, $63,000 of our 2001 licensing revenues of $488,000 were attributable to our recognition of previously recognized up-front license fees received for various agreements that were deferred upon the adoption of SAB 101 and are being recognized as income over the expected performance period of these agreements. License revenues in 2001 also included $425,000 in milestone fees associated with obtaining regulatory approval in certain countries. Our 2000 licensing revenues of $530,000 included $410,000 of up-front license fees received for various agreements which are being recognized as revenue over the expected performance period of these agreements in accordance with SAB 101. We also recorded another $120,000 in milestone fees associated with obtaining regulatory approval in certain countries.

Cost of Product Sales

Cost of Product Sales *(dollars in thousands)*		**2001**	**Change**		**2000**
Cost of Product Sales	$	5,825	43%	$	4,070
Percent of Product Sales		18.6%			19.9%

Cost of product sales includes product packaging, third-party royalties, obsolete inventory provisions, amortization of new product licensing fees, and the costs associated with the manufacturing, storage and stability of our products and the Atrix products.

Cost of product sales were $5.8 million, or 18.6% of product sales in 2001, compared to $4.1 million, or 19.9% of product sales in 2000. Cost of product sales increased in absolute dollars but decreased as a percentage of product sales in 2001 compared to 2000, primarily due to the manufacturing cost savings for Periostat tablets, which we launched in July 2001. For Periostat, cost of product sales as a percent of sales declined to 16.1% in 2001 from 19.9% in 2000. The cost of product sales for Atridox and Atrisorb FreeFlow were 38.0% for the two months of sales recorded during 2001. In 2001, we also recorded a provision for obsolete inventory of $602,000; there was no such provision in 2000.

Research and Development

Research and Development *(dollars in thousands)*		**2001**	**Change**		**2000**
Research and Development	$	3,764	20%	$	3,128
Percentage of Total Revenue		10.7%			12.9%

Research and development expenses consist primarily of funds paid to third parties for the provision of services and materials for drug development, manufacturing and formulation enhancements, clinical trials, statistical analysis and report writing and regulatory compliance costs.

Research and development expenses increased to $3.8 million in 2001 from $3.1 million in 2000. Research and development expenses incurred in 2001 included $535,000 in direct salaries and benefits, $164,000 in noncash compensation expense relating to the extension of the exercisability of certain stock options for one of our ex-board members, $210,000 in research grants to various academic institutions for conducting research related to our core technology and $765,000 in contracted clinical and development expenses related to a completed safety and pharmacokinetic study for Metastat® and other IMPACS® compounds that we are currently developing. During 2001, our three-year evaluation testing agreement for such compounds with SUNY expired and was not renewed. The amount paid to SUNY in 2001 under this agreement was $168,000. The total cumulative costs incurred to date under this agreement were approximately $1.4 million.

Development projects contracted in 2001 include an initial feasibility study and formulation development work for a once-a-day formulation of Periostat, which totaled $455,000 in 2001. Future development of this technology will be contingent on the outcome of the initial phase of the project, which is expected to be determined by mid-2002. Additional expenses ranging from approximately $1.0 million in 2002 to as much as $6.0 million at completion could be incurred if the project is successful.

Clinical projects conducted during 2001 included the completion of several Phase 3b studies for Periostat in various dental indications and the initiation of clinical trials for Periostat in dermatological indications. Clinical project costs incurred in 2001 were $230,000. We are currently in discussions with the FDA regarding protocols for additional trials with Periostat for acne and rosacea. Until these discussions are finalized, it is premature to estimate the future costs associated with the continued development of Periostat for dermatological indications.

Other expenses incurred in 2001 included $400,000 in regulatory consulting and filing fees under the Mutual Recognition Procedure in Europe and $535,000 for various regulatory costs, including annual FDA filing fees, legal, and regulatory expenses in the United States related to obtaining FDA approval for Periostat tablets. Additionally, we incurred $110,000 in ongoing manufacturing support relating to our existing products and $194,000 in travel and other office expenses.

Research and development expenses incurred in 2000 consisted of $375,000 in direct salaries and benefits, $324,000 in noncash compensation expense related to the acceleration of the vesting of stock options for certain research and development consultants, $255,000 in research grants to various academic institutions for conducting research related to our core technology and $356,000 to SUNY under an agreement we executed in 1998 relating to the development of our IMPACS technology. We also incurred $263,000 in contracted clinical and development expenses related to Metastat and other IMPACS compounds.

Development projects contracted in 2000 also included $113,000 for formulation development relating to Dentaplex™.

Clinical projects conducted during 2000 included the initiation of several Phase 3b studies for Periostat in various dental indications. Clinical project costs incurred in 2000 were $250,000. These projects were completed in 2001.

Other research and development expenses incurred in 2000 include $600,000 for FDA filing fees, legal, and regulatory expenses in the United States relating to Periostat capsules and our New Drug Application for Periostat tablets. We also incurred $237,000 in regulatory consulting and filing fees related to obtaining marketing approval for Periostat tablets in the United Kingdom. Additionally, during 2000, we incurred $188,000 in ongoing manufacturing support for Periostat capsules, stability studies and manufacturing validation costs for Periostat tablets and $167,000 in travel and other office expenses.

Selling, General and Administrative

Selling, General and Administrative
(dollars in thousands)

	2001	Change	2000
Selling, General and Administrative	$ 34,010	32%	$ 25,746
Percentage of Total Revenue	96.5%		106.1%

Selling, general and administrative expenses consist primarily of personnel salaries and benefits; direct marketing costs; professional, legal and consulting fees; insurance; and general office expenses.

Selling, general and administrative expenses increased to $34.0 million in 2001 from $25.7 million in 2000. Significant components of selling, general and administrative expenses incurred in 2001 included $13.9 million in direct selling and sales training expenses, $14.9 million in marketing expenses (including Periostat DTC advertising expenditures, Atridox and Atrisorb FreeFlow launch expenditures and co-promotion expenses relating to VIOXX) and $5.2 million in general and administrative expenses, which include business development, finance and corporate activities. The increase in selling, general and administrative expenses during 2001 was mainly due to the launch of our DTC advertising campaign for Periostat; during 2001 we incurred $6.8 million on DTC advertising compared to $1.2 million in 2000. Additionally, direct selling expenses increased $1.3 million as a result of salary increases and higher incentive compensation and sales training costs for our 120-person field sales force. Corporate administration expenses also increased $1.4 million during 2001, as we began to develop our dermatological business and our corporate and financial infrastructure both domestically and abroad.

During 2000, we incurred $12.9 million in direct selling and sales training expenses, $9.0 million in marketing expenses for Periostat and VIOXX, and $3.8 million in general and administrative expenses.

Other Income/Expense

Other Income/Expense		2001	Change		2000
Interest Income	$	232,000	(62%)	$	613,000
Interest Expense	$	17,000	13%	$	15,000
Other Income	$	8,000	(11%)	$	9,000

Interest income decreased to $232,000 for the year ended December 31, 2001, compared to $613,000 for the year ended December 31, 2000. This decrease was due to lower average balances in cash and short-term investments and lower investment yields during the year ended December 31, 2001. Interest expense for the year ended December 31, 2001 was $17,000, compared to $15,000 for the year ended December 31, 2000.

Change in Accounting Principle

We recognized a $764,000 charge during the year ended December 31, 2000 from the cumulative effect of a change in accounting principle, effective as of January 1, 2000 upon the adoption of SAB 101. This change in accounting principle primarily reflected the deferral of up-front licensing revenues recognized in prior years. Under SAB 101, up-front licensing fees must be recognized over the expected performance period of the relevant agreements. Accordingly, at December 31, 2000 we had recorded approximately $739,000 in deferred revenue which will be recognized over the expected performance period of each respective agreement. During 2001 we recognized $63,000 in revenue from previously recognized up-front license fees that were deferred upon the adoption of SAB 101, and accordingly, at December 31, 2001 we have approximately $677,000 in deferred revenue which will be recognized over the expected performance period of each respective agreement.

Preferred Stock Dividend

Preferred stock dividends were $1.7 million during each of the years ended December 31, 2001 and December 31, 2000. Such preferred stock dividends, paid in shares of our common stock, were the result of our obligations in connection with the issuance of our Series D preferred stock in May 1999. Beginning in mid-2002, as more fully set forth in the Amended Certificate of Designation, Preferences and Rights of the Series D Cumulative Convertible Preferred Stock, we will no longer pay dividends on the Series D preferred stock in shares of our common stock and will become obligated to pay such dividends in cash, at a rate equal to 8% per annum.

YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999

Revenues

Revenues (dollars in thousands)		2000	Change		1999
Product Sales	$	20,501	35%	$	15,211
Contract Revenues		3,240	321		770
License Revenues		530	430		100
Total	$	24,271	51%	$	16,081

We recognized $24.3 million in net revenues during 2000, compared to $16.1 million during 1999. Revenues in 2000 included $20.5 million in net sales of Periostat, $3.2 million in contract revenues, which were derived from our co-promotion of VIOXX and Denavir, and $530,000 in foreign license and milestone revenues for Periostat. Revenues from Denavir accounted for approximately $700,000 of such contract revenues. In accordance with SAB 101, which we adopted in 2000, our 2000 licensing revenues of $530,000 were attributable, in part, to our recognition of up-front license fees received for various agreements which are being recognized over the expected performance period of these agreements. License revenues in 2000 also included $397,000 that we recorded in earlier years prior to the adoption of SAB 101 which we deferred as a result of our change in revenue recognition policy.

Revenues in 1999 included $15.2 million in net sales of Periostat, $770,000 in contract revenues from our co-promotion of VIOXX and Denavir, and $100,000 in foreign license revenues for Periostat. Revenues from Denavir accounted for $511,000 of such contract revenues. Licensing revenues in 1999 included $100,000 in connection with an agreement with Pharmascience Inc., pursuant to which Pharmascience Inc. will market Periostat in Canada pending requisite regulatory approval. However, under SAB 101, licensing revenues recognized in 1999 would have been $58,000.

Cost of Product Sales

Cost of Product Sales (dollars in thousands)		2000	Change		1999
Cost of Product Sales	$	4,070	30%	$	3,139
Percent of Product Sales		19.9%			20.6%

Cost of product sales includes product packaging, third-party royalties and the costs associated with the manufacturing, storage and stability of Periostat capsules.

Cost of product sales were $4.1 million, or 19.9% of product sales in 2000, compared to $3.1 million, or 20.6% of product sales in 1999. This decrease in cost of product sales as a percentage of product sales was primarily due to the absence of trade allowances in 2000 and the increase in the selling price per unit for Periostat in 2000, which resulted in a lower cost of product sales percentage.

Research and Development

Research and Development *(dollars in thousands)*		**2000**	**Change**		**1999**
Research and Development	$	3,128	(38%)	$	5,005
Percentage of Total Revenue		12.9%			31.1%

Research and development expenses consist primarily of funds paid to third parties for the provision of services and materials for drug development, manufacturing and formulation enhancements, clinical trials, statistical analysis and report writing and regulatory compliance costs.

Research and development expenses decreased to $3.1 million in 2000 from $5.0 million in 1999. This decrease resulted primarily from fewer expenses related to Phase 3b clinical studies to support future marketing activities for Periostat, decreased manufacturing and formulation development work for Periostat tablets and reduced research and development activities. Such decreases were partially offset by a $324,000 noncash compensation charge incurred during the year ended December 31, 2000 related to accelerating the vesting on stock options granted to certain nonemployees in 1999.

Research and development expenses incurred in 2000 consisted of $375,000 in direct salaries and benefits, $324,000 in noncash compensation expense relating to the acceleration of the vesting of stock options for certain research and development consultants, $255,000 in research grants to various academic institutions for conducting research related to our core technology and $356,000 to SUNY under the agreement we executed in 1998 for research relating to our IMPACS technology. We also incurred $263,000 in contracted clinical and development expenses related to Metastat and other IMPACS compounds.

Development projects contracted in 2000 included $113,000 for formulation development expense for Dentaplex.

Clinical projects conducted during 2000 included the initiation of various Phase 3b studies for Periostat in dental indications. Clinical project costs incurred in 2000 were $250,000.

Other expenses incurred in 2000 include $600,000 in FDA filing fees, legal, and regulatory expenses in the United States for Periostat capsules and expenses associated with our New Drug Application for Periostat tablets. We also incurred $237,000 in regulatory consulting and filing fees in the United Kingdom for marketing approval for Periostat tablets, $188,000 in ongoing manufacturing support for Periostat capsules, stability studies and manufacturing validation costs for Periostat tablets and $167,000 in travel and other office expenditures.

Research and development expenses incurred in 1999 included $387,000 in direct salaries and benefits, $306,000 in noncash compensation expense relating to stock options for certain research and development consultants, $542,000 in nonrecurring research grants and $541,000 to SUNY under our contractual obligation entered into in 1998. We also incurred $172,000 in contracted clinical and development expenses related to Metastat and other IMPACS compounds.

Development projects contracted in 1999 included $975,000 for ongoing manufacturing validation and formulation development costs for Periostat tablets which began in 1999 and $261,000 for an initial feasibility study for a once-a-day formulation for Periostat that failed during the year.

Clinical projects conducted during 1999 included a Phase IV study to support the future marketing activities for Periostat. These costs incurred in 1999 were $1.1 million.

Other expenses incurred in 1999 include $464,000 in FDA filing fees, legal, and regulatory expenses in the United States for Periostat capsules and expenses associated with our New Drug Application for Periostat tablets. We also incurred $65,000 in regulatory consulting and filing fees in the United Kingdom for marketing approval for Periostat capsules and $186,000 in travel and other office expenditures.

Selling, General and Administrative

Selling, General and Administrative *(dollars in thousands)*		**2000**	**Change**		**1999**
Selling, General and Administrative	$	25,746	11%	$	23,180
Percentage of Total Revenue		106.1%			144.1%

Selling, general and administrative expenses consist primarily of personnel salaries and benefits, direct marketing costs, professional, legal and consulting fees, insurance and general office expenses.

Selling, general and administrative expenses increased to $25.7 million in 2000 from $23.2 million in 1999. Significant components of selling, general and administrative expenses incurred in 2000 included $12.9 million in direct selling and sales training expenses, $9.0 million in marketing expenses for Periostat and VIOXX, and $3.8 million in general and administrative expenses, which include business development, finance and corporate activities. Direct selling expenses increased $1.8 million as a result of annual salary increases and recruiting costs for our sales force. Other increases in selling, general and administrative expenses during 2000 were mainly due to an incremental $1.2 million in promotional expenses for VIOXX pursuant to our co-promotion agreement with Merck and an additional $1.2 million for the initiation of our DTC advertising test campaign for Periostat, which commenced in October 2000. These increases were partially offset by a $2.5 million decrease in traditional marketing programs for Periostat.

During 1999, we incurred $10.3 million in direct selling expenses, $9.3 million in marketing expenses, primarily for Periostat, and $3.6 million in general and administrative expenses.

Other Income/Expense

Other Income/(Expense)		2000	Change		1999
Interest Income	$	613,000	(28%)	$	851,000
Interest Expense	$	15,000	(92%)	$	197,000
Other Income (Expense)	$	9,000	N/A	$	(2,000)

Interest income decreased from $851,000 for the year ended December 31, 1999 to $613,000 for the year ended December 31, 2000. This decrease was due to lower balances in cash and short-term investments during the year ended December 31, 2000. Interest expense for the year ended December 31, 2000 was $15,000, compared to $197,000 for the year ended December 31, 1999. This decrease was primarily due to the repayment of a $10.0 million short-term note executed in connection with our financing consummated in May 1999. Such decrease for 2000 was partially offset by interest expense related to the $219,000 note payable executed by us in April 1999.

Change in Accounting Principle

We recognized a $764,000 charge during the year ended December 31, 2000 from the cumulative effect of a change in accounting principle, effective as of January 1, 2000, upon our adoption of SAB 101. This change in accounting principle primarily reflected the deferral of up-front licensing revenues recognized in prior years. Under SAB 101, up-front licensing fees must be recognized over the expected performance period of the relevant agreements.

Preferred Stock Dividend

Preferred stock dividends increased from $1.1 million during the year ended December 31, 1999 to $1.7 million during the year ended December 31, 2000. Such preferred stock dividends, paid in shares of our common stock, were the result of our obligations in connection with the issuance of our Series D preferred stock in May 1999.

LIQUIDITY AND CAPITAL RESOURCES

Since our origin in January 1992, we have financed our operations through private placements of our preferred and common stock, an initial public offering of 2,000,000 shares of common stock, which generated net proceeds to us of approximately $18.0 million after underwriting fees and related expenses, and a subsequent public offering of 1,000,000 shares of common stock, which generated net proceeds to us of approximately $11.6 million after underwriting fees and related expenses. On May 12, 1999, we consummated a $20.0 million financing through the issuance of our Series D cumulative convertible preferred stock, which generated net proceeds to us of $18.5 million. The issuance of the Series D preferred stock was approved by a majority of our stockholders at our Annual Meeting of Stockholders on May 11, 1999. A portion of the proceeds of the preferred stock financing consummated in May 1999 were used to repay a $10.0 million senior secured convertible note provided by one of the investors on March 19, 1999 in connection with such financing. The remaining proceeds have been and will be used for general working capital purposes.

The Series D preferred stock is convertible at any time into shares of our common stock at a current conversion price of $9.91 per share, which conversion price reflects a decrease from the initial conversion price of $11.00 per share as a result of both a common stock financing in March 2001 and the sale of shares of our common stock to Atrix in August 2001. Such conversion price is not subject to reset except in the event that we should fail to declare and pay dividends when due or we should issue new equity securities or convertible securities at a price per share or having a conversion price per share lower than the then applicable conversion price of the Series D preferred stock. During the first three years following issuance, holders of the Series D preferred stock are entitled to receive dividends payable in shares of fully registered common stock at a rate of 8.4% per annum. Thereafter, dividends will be payable in cash at a rate of 8.0% per annum.

All or a portion of the shares of Series D preferred stock shall, at our option (as determined by our board of directors), automatically be converted into fully paid, registered and nonassessable shares of common stock, if the following two conditions are met: (i) the last sale price, or, in case no such sale takes place on such day, the average of the closing bid and asked prices on the Nasdaq National Market, is at least 200% of the conversion price then in effect (as of December 31, 2001, such conversion price was $9.91 per share) for forty consecutive trading days; and (ii) a shelf registration statement is in effect for the shares of common stock to be issued upon conversion of the Series D preferred stock. Without written approval of a majority of the holders of record of the Series D preferred stock, we, among other things, shall not: (i) declare or pay any dividend or distribution on any shares of our capital stock other than dividends on the Series D preferred stock; (ii) make any loans, incur any indebtedness or guarantee any indebtedness, advance capital contributions to, or investments in any person, issue or sell any securities or warrants or other rights to acquire our debt securities, except that we may incur such indebtedness in any amount not to exceed $10.0 million in the aggregate outstanding at any time for working capital requirements in the ordinary course of business; or (iii) make research and development expenditures in excess of $7.0 million in any continuous twelve-month period, unless we have reported positive net income for four consecutive quarters immediately prior to such twelve-month period.

In April 1999, we received $219,000 in proceeds from our issuance of a note payable. We used the proceeds of such note to fund the purchase of equipment, fixtures and furniture for our corporate offices in Newtown, Pennsylvania. The term of the note is three years at 9.54% per annum, with monthly minimum payments of principal and interest.

On March 12, 2001, we consummated a private equity offering of 1,500,000 shares of common stock for an aggregate purchase price of $7.5 million, which generated net proceeds to us of approximately $6.8 million. We are using such proceeds primarily for our DTC advertising campaign and for general working capital purposes. In addition, the investors in such financing were also issued an aggregate of 400,000 warrants which are exercisable for up to three (3) years from the date of such financing into

400,000 shares of our common stock at an exercise price per share of $6.00. The consideration received for such warrants is included in the aggregate proceeds received in such financing. We also issued to our financial advisor in such financing warrants to purchase an aggregate of 150,000 shares of our common stock exercisable for up to three (3) years at an exercise price of $5.70 per share, as partial consideration for services rendered in connection with the financing. Such warrants may be deemed automatically exercised in certain circumstances based upon our stock price. In connection with the March 2001 financing, we are obligated to maintain the effectiveness of a shelf registration statement with respect to all such shares of common stock issued and shares underlying all such warrants for a continuous twenty-four (24) month period, or we will be required to issue to the investors and the financial advisor an additional 27,500 shares of our common stock, in the aggregate, for no additional consideration.

On March 19, 2001, we consummated a revolving credit facility with Silicon Valley Bank, which was subsequently amended in March 2002. The credit facility, as amended, extends through March 15, 2004. We may borrow up to the lesser of $4.0 million or 80% of eligible accounts receivable, as defined under the credit facility. The amount available to us is also reduced by outstanding letters of credit which may be issued under the credit facility in amounts totaling up to $1.5 million. We are not obligated to draw amounts and any such borrowings bear interest, payable monthly, currently at the prime rate plus 1.0 to 1.5% per annum and may be used only for working capital purposes. In 2002, we secured our expected purchase order commitments for Periostat from Pharmaceutical Manufacturing Research Services, Inc., a contract manufacturing company, with a letter of credit under the credit facility for approximately $1.3 million. Without the consent of the Silicon Valley Bank, we shall not, among other things: (i) merge or consolidate with another entity; (ii) acquire assets outside the ordinary course of business; or (iii) pay or declare any cash dividends on our common stock. We must also maintain a certain tangible net worth and a minimum of $2.0 million in cash at Silicon Valley Bank, net of borrowings under the credit facility, at all times during the term thereto. In addition, we have secured our obligations under the credit facility through the granting of a security interest in favor of the bank with respect to all of our assets, including our intellectual property. As of December 31, 2001, we had no outstanding letters of credit issued. There are no current borrowings outstanding against the credit facility.

On August 24, 2001, we signed a License and Marketing Agreement with Atrix Laboratories, Inc., to market Atrix's proprietary dental products, Atridox, Atrisorb FreeFlow and Atrisorb-D FreeFlow, to the United States' dental market. Pursuant to the terms of this agreement, among other things: (i) Atrix will manufacture the dental products for us at an agreed-upon transfer price and will receive royalties on future net sales of the products each calendar year; (ii) we paid to Atrix a $1.0 million licensing fee to market such products; (iii) we have committed to no less than $2.0 million in advertising and selling expenses related to the Atrix products during the fiscal year beginning January 1, 2002; (iv) we have agreed to maintain, for a period of 24 months, a force of no less than ninety (90) full-time dental consultants and divisional and regional managers to make sales and product recommendation calls on dental professionals; and (v) we have agreed that the Atrix products will be the subject of a specific number of detail calls in the United States during 2002. We will also be required to make certain minimum expenditures for advertising and promotional activities after 2002, including: (i) the lesser of $4.0 million or 30% of our contribution margin relating to a specific Atrix product that we market, and (ii) the lesser of $2.0 million or 30% of our contribution margin relating to a separate Atrix product that we market.

In addition, pursuant to the terms of a Stock Purchase Agreement that we executed with Atrix, dated August 24, 2001, Atrix purchased 330,556 unregistered shares of our common stock for an aggregate purchase price of approximately $3.0 million. As a result of the sale of such shares to Atrix, the conversion price of our Series D preferred stock was reduced from $9.94 to $9.91 per share.

On February 14, 2002, we entered into an equity line arrangement under the terms of a common stock purchase agreement with Kingsbridge Capital Limited. Pursuant to this agreement, we may, at our sole discretion and from time to time over the next 12 months, sell shares of our common stock to Kingsbridge at a discount to market price, as determined prior to each such sale. We have committed to: (i) draw down on this equity line, an amount aggregating at least $1.5 million in registered shares of common stock, prior to August 14, 2002; or (ii) if, prior to August 14, 2002, we have not drawn down an amount aggregating at least $1.5 million in registered shares of common stock, we will be obligated to pay Kingsbridge, in cash, an amount equal to 10% of the amount by which $1.5 million exceeds the aggregate of all amounts drawn down by us under the equity line up to that date. The equity line provides for the sale of up to $8.5 million in registered shares of our common stock to Kingsbridge.

Additionally, in connection with the consummation of the equity line and pursuant to the terms of a warrant agreement executed by us, we issued Kingsbridge a warrant to purchase 40,000 shares of our common stock at an exercise price of $9.38 per share. The conversion price of our Series D preferred stock was not reduced as a result of such issuance. Such warrant will not become exercisable until August 14, 2002, and will thereafter expire on August 13, 2007. We intend to register the shares of our common stock which may be issued by us upon the sale and issuance of our common stock to Kingsbridge, and upon any exercise of the warrant by Kingsbridge, under our recent shelf registration statement on Form S-3, which registered an aggregate of 964,880 shares of our common stock and was declared effective by the Securities and Exchange Commission on February 14, 2002.

At December 31, 2001, we had cash, cash equivalents and short-term investments of approximately $6.2 million, an increase of $723,000 from the $5.4 million balance at December 31, 2000. This increase was primarily attributable to the net proceeds of $6.8 million from the 2001 financing and $3.0 million from the sale of shares of the our common stock to Atrix, less cash used to fund operating activities for the year ended December 31, 2001. In accordance with investment guidelines approved by our Board of Directors, cash balances in excess of those required to fund operations have been invested in short-term United States Treasury securities and commercial paper with a credit rating no lower than A1/P1. Our working capital at December 31, 2001 was $6.3 million, an increase of $1.0 million from $5.3 million at December 31, 2000. This increase was primarily attributable to the net proceeds of $6.8 million from our March 2001 financing and $3.0 million from the sale of shares of our common stock to Atrix, less cash used to fund operations during the year ended December 31, 2001.

We anticipate that our existing working capital will be sufficient to fund our current operations through at least the end of 2002 and that existing cash and cash equivalents, internally generated funds from operations and the anticipated cash inflows from both our equity line of credit with Kingsbridge and our revolving credit facility with Silicon Valley Bank will be sufficient to support our operations through 2003. Our actual future cash requirements, however, will depend on many factors, including market acceptance of our products and technology.

We believe that other key factors that could affect our internal and external sources of cash are:

- Revenues and margins from sales of Periostat and other products and contracted services;
- The success of our dermatology franchise;
- The success of our pre-clinical, clinical and development programs;
- The receptivity of the capital markets to future financings;
- Our ability to enter into additional strategic collaborations and to maintain existing and new collaborations and the success of such collaborations; and
- Our ability to meet the covenant requirements under our revolving credit facility.

CONTRACTUAL OBLIGATIONS

Our major outstanding contractual obligations relate to cash dividends on our Series D preferred stock outstanding, operating leases for our office space and other contractual commitments with our marketing partners for certain selling and promotional expenses associated with the products we are currently detailing. Additionally, we also expect to make certain inventory purchases from our contract manufacturer of Periostat, guaranteed by our irrevocable Letter of Credit with Silicon Valley Bank.

Our Series D preferred stock currently pays dividends in common stock at a rate of 8.4% per annum through March 19, 2002. Thereafter, the Series D preferred stock pays dividends in cash at a rate of 8.0% per annum. The Series D preferred stock is convertible into our common stock at a current conversion price of $9.91 per share, subject to adjustment, at any time by the holder and under certain conditions by us. The conversion price of the Series D preferred stock is subject to adjustment in the event we fail to declare or pay dividends when due or should we issue new equity securities or convertible securities at a price per share or having a conversion price per share lower than the applicable conversion price of the Series D preferred stock.

In May 1999, we entered into a lease agreement relating to our office space in Newtown, Pennsylvania. The lease has an initial term of 10 years. Rent is expected to be approximately $318,000 per year and is subject to market adjustments at the end of the 5th year.

In August 1999, we entered into a three-year co-promotion agreement with Merck for VIOXX under which we are committed to spend up to $1.0 million annually for promotional expenses, unless the agreement is earlier terminated.

Pursuant to our License and Marketing Agreement with Atrix Laboratories, we have committed to: (i) expend no less than $2.0 million in advertising and selling expenses related to the Atrix products during the fiscal year beginning January 1, 2002; (ii) maintain, for a period of 24 months, a force of no less than ninety (90) full-time dental consultants and divisional and regional managers to make sales and product recommendation calls on dental professionals; and (iii) making the Atrix products the subject of a specific number of detail calls in the United States during 2002. We will also be required to make certain minimum expenditures for advertising and promotional activities after 2002, including: (i) the lesser of $4.0 million or 30% of our contribution margin, as defined in the agreement, relating to a specific Atrix product that we market, and (ii) the lesser of $2.0 million or 30% of our contribution margin, as defined in the agreement, relating to a separate Atrix product that we market.

Below is a table which presents our contractual obligations and commercial commitments as of December 31, 2001.

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 year**	**2-3 years**	**4-5 years**	**After 5 years**
Long-Term Debt[1]	$ 35,000	$ 35,000			
Operating Leases[2]	$ 2,532,000	$ 335,000	$ 667,000	$ 668,000	$ 862,000
Unconditional Purchase Obligations	$ 3,293,000	$ 293,000[3] $ 1,000,000[4] $ 2,000,000[5]	(5)	(5)	(5)
Cash Dividend on Series D Preferred Stock	$ 7,600,000[6]	$ 1,200,000[6]	$ 3,200,000[6]	$ 3,200,000[6]	(6)
Total Contractual Obligations	**$13,460,000**	**$ 4,863,000**	**$ 3,867,000**	**$ 3,868,000**	**$ 862,000**

(1) Balance payable on April 1999 $219,000 note.

(2) Such amounts primarily include minimum rental payments for our office lease in Newtown, Pennsylvania.

(3) Such amount represents committed inventory purchases on a purchase order under the terms of our Agreement with Pharmaceutical Research Manufacturing Services, Inc.

(4) Such amount represents the maximum amounts payable under the terms of our Co-promotion Agreement with Merck & Co., Inc., for VIOXX.

(5) Such amounts are payable under the terms of our Agreement with Atrix Pharmaceuticals. We will be required to expend $2.0 million in

advertising and selling expenses related to the Atrix products in 2002, and to make certain minimum expenditures for advertising and promotional activities after 2002, including: (i) the lesser of $4.0 million or 30% of our contribution margin (as defined in the agreement) relating to a specific Atrix product that we market, and (ii) the lesser of $2.0 million or 30% of our contribution margin (as defined in the agreement) relating to a separate Atrix product that we market.

(6) Pursuant to the terms of our Series D Cumulative Convertible Preferred Stock issued in May 1999, and unless earlier converted pursuant to its terms, the holders of the Series D preferred stock are entitled to dividends payable in our common stock at a rate of 8.4% per annum for the first three years and dividends payable in cash at a rate of 8.0% per annum thereafter.

At December 31, 2001, the Company had approximately $64.5 million of Federal and $35.9 million of state net operating loss carryforwards available to offset future taxable income. The Federal and state net operating loss carryforwards will begin expiring in 2007 and 2005, respectively, if not utilized. The Company also has research and development tax credit carryforwards of approximately $850,000 available to reduce Federal income taxes which begin expiring in 2007.

Section 382 of the Internal Revenue Code of 1986 subjects the future utilization of net operating losses and certain other tax attributes, such as research and development credits, to an annual limitation in the event of an ownership change, as defined. Due to the Company's prior year equity transactions, a portion of the net operating losses and tax credits of the Company are subject to an annual limitation of approximately $3.8 million. To the extent that any single-year limitation is not utilized to the full amount of the limitation, such unused amounts are carried over to subsequent years until the earlier of its utilization or the expiration of the relevant carryforward period. As of December 31, 2001, assuming no future ownership changes, approximately $34.0 million is immediately available to offset future taxable income. In addition to the section 382 limitation, the state net operating loss carryforward is subject to a $2.0 million annual limitation.

EUROPEAN MONETARY UNION

On January 1, 1999, eleven of the fifteen member countries of the European Union set fixed conversion rates between their existing legacy currencies and the euro. At such time, these participating countries adopted the euro as their common legal currency. The eleven participating countries will now issue sovereign debt exclusively in euro and will redenominate outstanding sovereign debt. The legacy currencies were used as legal tender through December 31, 2001. On January 1, 2002, the legacy currencies were canceled and euro bills and coins began to be used for cash transactions in the participating countries.

We do not denominate our international licensing agreements in foreign currencies. The euro conversion did not have a material impact on our results of operations or financial condition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We believe that we are not subject to a material impact to our financial position or results of operations relating to market risk.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per-share data)

December 31,	2000	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 3,709	$ 6,171
Short-term investments	1,739	—
Accounts receivable, net of allowance of $381 and $950 in 2000 and 2001, respectively	3,038	4,478
Inventories	277	1,402
Prepaid expenses and other current assets	989	1,200
Total current assets	9,752	13,251
Equipment and leasehold improvements, net	652	537
Other assets	27	910
Total assets	$ 10,431	$ 14,698
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of note payable	$ 65	$ 35
Accounts payable	1,865	3,769
Accrued expenses	2,514	3,153
Total current liabilities	4,444	6,957
Note payable, less current portion	47	—
Deferred revenue	676	614
Commitments		
Stockholders' equity:		
Preferred stock, $0.01 par value. Authorized 5,000,000 shares, 200,000 shares of Series D cumulative convertible preferred stock issued and outstanding in 2000 and 2001, respectively (liquidation value $20,000)	2	2
Common stock, $0.01 par value. Authorized 25,000,000 shares, 8,775,176 and 10,999,573 shares issued and outstanding in 2000 and 2001, respectively	88	110
Common stock to be issued (275,462 shares and 103,196 shares in 2000 and 2001, respectively)	872	840
Additional paid-in capital	68,461	80,129
Deferred compensation	(29)	—
Accumulated deficit	(64,130)	(73,954)
Stockholders' equity	5,264	7,127
Total liabilities and stockholders' equity	$ 10,431	$ 14,698

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per-share data)

Years Ended December 31,		1999		2000		2001
Revenues:						
Product sales	$	15,211	$	20,501	$	**31,358**
Contract revenues		770		3,240		**3,386**
License revenues		100		530		**488**
Total revenues		16,081		24,271		**35,232**
Operating expenses:						
Cost of product sales		3,139		4,070		**5,825**
Research and development		5,005		3,128		**3,764**
Selling, general and administrative		23,180		25,746		**34,010**
Total operating expenses		31,324		32,944		**43,599**
Operating loss		(15,243)		(8,673)		**(8,367)**
Other income (expense):						
Interest income		851		613		**232**
Interest expense		(197)		(15)		**(17)**
Other income (expense)		(2)		9		**8**
Loss before cumulative effect of change in accounting principle		(14,591)		(8,066)		**(8,144)**
Cumulative effect of change in accounting principle		—		(764)		**—**
Net loss		(14,591)		(8,830)		**(8,144)**
Preferred stock dividend		1,092		1,689		**1,680**
Net loss allocable to common stockholders	$	(15,683)	$	(10,519)	$	**(9,824)**
Basic and diluted net loss per share allocable to common stockholders before cumulative effect of change in accounting principle	$	(1.82)	$	(1.12)	$	**(0.94)**
Cumulative effect of change in accounting principle		—		(0.09)		**—**
Basic and diluted net loss per share allocable to common stockholders	$	(1.82)	$	(1.21)	$	**(0.94)**
Shares used in computing per share amounts: Basic and diluted		8,597,676		8,711,668		**10,413,663**
Pro forma net loss assuming new accounting principle is applied retroactively	$	(14,633)	$	(8,066)		
Pro forma net loss allocable to common stockholders assuming *new accounting principle is applied retroactively*	$	(15,725)	$	(9,755)		
Pro forma basic and diluted net loss per share allocable to common stockholders assuming new accounting principle is applied retroactively	$	(1.83)	$	(1.12)		

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(dollars in thousands)

	SERIES D CUMULATIVE CONVERTIBLE PREFERRED STOCK		COMMON STOCK						
	NUMBER OF SHARES	PAR VALUE	NUMBER OF SHARES	PAR VALUE	COMMON STOCK TO BE ISSUED	ADDITIONAL PAID-IN CAPITAL	DEFERRED COMPENSATION	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS' EQUITY
Balance, December 31, 1998	—	$ —	8,587,204	$ 86	$ —	$ 47,317	$ (194)	$ (37,928)	$ 9,281
Exercise of common stock options	—	—	13,575	—	—	44	—	—	44
Issuance of Series D cumulative convertible preferred stock, net of issuance costs	200,000	2	—	—	—	18,448	—	—	18,450
Common stock dividends on Series D cumulative convertible preferred stock	—	—	21,312	—	858	234	—	(1,092)	—
Compensation expense resulting from options to non-employees	—	—	—	—	—	305	—	—	305
Amortization of deferred compensation	—	—	—	—	—	—	118	—	118
Net loss	—	—	—	—	—	—	—	(14,591)	(14,591)
Balance, December 31, 1999	200,000	2	8,622,091	86	858	66,348	(76)	(53,611)	13,607
Exercise of common stock options	—	—	21,325	—	32	84	—	—	116
Common stock dividends issued on Series D cumulative convertible preferred stock	—	—	131,760	2	(858)	1,705	—	(849)	—
Common stock dividends declared on Series D cumulative convertible preferred stock	—	—	—	—	840	—	—	(840)	—
Compensation expense resulting from options to non-employees	—	—	—	—	—	324	—	—	324
Amortization of deferred compensation	—	—	—	—	—	—	47	—	47
Net loss	—	—	—	—	—	—	—	(8,830)	(8,830)
Balance, December 31, 2000	200,000	2	8,775,176	88	872	68,461	(29)	(64,130)	5,264
Issuance of common stock for common stock options previously exercised	—	—	16,000	—	(32)	32	—	—	—
Issuance of common stock net of issuance costs	—	—	1,830,556	18	—	9,796	—	—	9,814
Common stock dividends issued on Series D cumulative convertible preferred stock	—	—	377,841	4	(840)	1,676	—	(840)	—
Common stock dividends declared on Series D cumulative convertible preferred stock	—	—	—	—	840	—	—	(840)	—
Compensation expense resulting from modifications of options	—	—	—	—	—	164	—	—	164
Amortization of deferred compensation	—	—	—	—	—	—	29	—	29
Net loss	—	—	—	—	—	—	—	(8,144)	(8,144)
Balance, December 31, 2001	**200,000**	**$ 2**	**10,999,573**	**$ 110**	**$ 840**	**$ 80,129**	**$ —**	**$ (73,954)**	**$ 7,127**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

Years Ended December 31,	1999	2000	2001
Cash flows from operating activities:			
Net loss	$ (14,591)	$ (8,830)	$ (8,144)
Adjustments to reconcile net loss to net cash used in operating activities:			
Non-cash compensation expense	423	371	193
Depreciation and amortization expense	151	226	246
Cumulative effect of change in accounting principle	—	764	—
Change in assets and liabilities:			
Accounts receivable	895	(888)	(1,440)
Inventories	(353)	418	(1,125)
Prepaid expenses and other assets	194	(342)	(1,094)
Accounts payable	(474)	(575)	1,904
Accrued expenses	(210)	116	639
Deferred revenue	—	(25)	(62)
Net cash used in operating activities	(13,965)	(8,765)	(8,883)
Cash flows from investing activities:			
Capital expenditures	(593)	(169)	(131)
Proceeds from the sale of short-term investments	7,464	6,871	2,035
Purchase of short-term investments	(6,886)	(2,224)	(296)
Net cash provided by (used in) investing activities	(15)	4,478	1,608
Cash flows from financing activities:			
Proceeds from issuance of note payable	10,000	—	—
Repayment of note payable	(10,000)	—	—
Net proceeds from the issuance of preferred stock	18,450	—	—
Net proceeds from issuance of common stock	44	84	9,814
Proceeds from issuance of long-term debt	219	—	—
Repayment of long-term debt	(38)	(69)	(77)
Net cash provided by financing activities	18,675	15	9,737
Net increase (decrease) in cash and cash equivalents	4,695	(4,272)	2,462
Cash and cash equivalents at beginning of year	3,286	7,981	3,709
Cash and cash equivalents at end of year	$ 7,981	$ 3,709	$ 6,171
Supplemental schedule of non-cash financing activities:			
Common stock dividends issued or to be issued on preferred stock	$ 1,092	$ 1,689	$ 1,680
Common stock to be issued on exercise of common stock options	$ —	$ 32	$ —
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ 199	$ 6	$ 17

See accompanying Notes to Consolidated Financial Statements.

(1) BUSINESS

CollaGenex Pharmaceuticals, Inc. ("CollaGenex Pharmaceuticals" or "the Company") was incorporated in Delaware on January 10, 1992. The Company is a specialty pharmaceutical company focused on providing innovative medical therapies to the dental and dermatology markets. The Company, through its own sales and marketing group, is currently marketing Periostat, the Company's lead drug for the treatment of adult periodontal disease, and Atridox, Atrisorb FreeFlow and Atrisorb-D FreeFlow under an exclusive licensing and marketing agreement with Atrix Laboratories, Inc. ("Atrix"). The Company also co-promotes VIOXX to dental professionals on a contract basis with Merck and Co., Inc. The Company has other internally developed proprietary compounds for cancer metasteses and a broad range of inflammatory diseases that are currently in the research and development stage.

The accompanying consolidated financial statements include the results of operations of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. All cash and cash equivalents are invested in obligations of the U.S. Government and in commercial paper which bears minimal risk. To date, the Company has not experienced any significant losses on its cash equivalents.

Short-Term Investments

Short-term investments consist of U.S. Government obligations and corporate debt securities with original maturities greater than three months. In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies its short-term investments as available for sale. Available-for-sale securities are recorded at their fair value, which approximates cost, of the investments based on quoted market prices at December 31, 2000. The Company considers all of its short-term investments to be available for sale.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Equipment

Equipment, consisting of computer and office equipment, exhibit equipment and leasehold improvements, is recorded at cost. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets or the related lease term, whichever is shorter, generally three to ten years. Expenditures for repairs and maintenance are expensed as incurred.

Segment Information

The Company is managed and operated as one business. The entire business is managed by a single management team that reports to the chief executive officer. The Company does not operate separate lines of business or separate business entities with respect to any of its products or product candidates. Accordingly, the Company does not prepare discrete financial information with respect to separate product areas or by location and does not have separately reportable segments as defined by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Financial Instruments

The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments. The interest rates on the note payable approximate rates for similar types of borrowing arrangements at December 31, 2000 and 2001; therefore the fair value of the note payable approximates the carrying value at December 31, 2000 and 2001.

Product Sales

The Company received clearance from the FDA to market Periostat in the capsule and tablet forms in September 1998 and February 2001, respectively. In 2001 the Company entered into an exclusive licensing and marketing agreement with Atrix Laboratories, Inc. ("Atrix") for Atridox, Atrisorb FreeFlow, and Atrisorb-D FreeFlow. The Company recognizes sales revenue for Periostat and its licensed Atrix products upon shipment. Sales are reported net of allowances for discounts, rebates, wholesaler and distributor chargebacks and product returns.

Revenue Recognition

Milestone revenue from license arrangements is recognized upon completion of the milestone event or requirement if it represents the achievement of a significant step in the research and development or regulatory process. Payments, if any, received in advance of performance under a contract are deferred and

(dollars in thousands, except per-share data)

recognized when earned. As described in note 9, as of January 1, 2000, up-front license fees where the Company has continuing involvement (which prior to January 1, 2000 were recorded as license revenues when received) are now deferred and recognized over the estimated performance period of each individual licensing agreement in accordance with the SEC's Staff Accounting Bulletin No. 101 (SAB 101). Accordingly, effective January 1, 2000, the Company has recorded a $764 charge as a cumulative effect of change in accounting principle for certain up-front license revenues recognized prior to January 1, 2000.

Contract Revenues

Contract revenues are earned and recognized according to the provisions of each collaborative agreement.

Advertising Costs

The Company incurs advertising costs from print advertisements in various periodicals and television advertisements. The Company records advertising expense when incurred. Such amounts charged to the consolidated statements of operations for 1999, 2000 and 2001 were $1,598, $2,089 and $6,190, respectively.

Research and Development

Research and development expenses consist primarily of funds paid to third parties for the provision of services and materials for drug development, manufacturing and formulation enhancements, clinical trials, statistical analysis and report writing and regulatory compliance costs. Research and product development costs are expensed as incurred.

Accounting for Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits which are not expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

Management Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amount reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Stock-Based Compensation

As described in note 8, Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the market price of the Company's stock at the date both the number of shares and price per share are known (measurement date) over the exercise price. Such amounts are amortized on a straight-line basis over the respective vesting periods of the option grants. Transactions with nonemployees, in which goods or services are the consideration received for the issuance of equity instruments, are accounted for on a fair-value basis in accordance with SFAS 123 and related interpretations.

Concentration of Credit and Other Risks

The Company invests its excess cash in deposits with major U.S. financial institutions, money market funds, U.S. Government obligations and corporate debt securities. The Company has established guidelines relative to diversification and maturities that maintain safety and liquidity. To date, the Company has not experienced any significant losses.

The Company currently contracts with a single source for the domestic manufacturing of Periostat capsules, which are sold throughout the United States exclusively to wholesale and retail distributors. In addition, the Company has a supply agreement with a single company to supply the active ingredient in Periostat. A single company also provides all warehousing and distribution services to the Company. During 2001 four customers accounted for 28%, 15%, 13% and 10%, of net product sales, respectively. During 2000 four customers accounted for 31%, 17%, 14% and 10%, of net product sales, respectively. During 1999 two customers accounted for 30% and 14%, of net product sales, respectively. Substantially all product sales are in the United States.

The Company's business of selling, marketing and developing pharmaceutical products is subject to a number of significant risks, including risks relating to the implementation of the Company's sales and marketing plans, risks inherent in research and development activities, risks associated with conducting business in a highly regulated environment and uncertainties related to clinical trials of products under development.

Net Loss Per Share

Basic earnings per share (EPS) is calculated by dividing earnings (loss) allocable to common stockholders by the weighted average shares of common stock outstanding. Net loss allocable to common stockholders includes dividends on the preferred stock. Diluted EPS would also include the effect of dilution to earnings of convertible securities and stock options. As of December 31, 2001 the Company has certain convertible preferred stock, stock options and stock warrants which have not been included in the calculation of diluted net loss per share allocable to common stockholders because to do so would be anti-dilutive. As such, the numerator and denominator used in computing both basic and diluted net loss per share allocable to common stockholders are equal.

(3) COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

Inventories

Inventories at December 31, 2000 and 2001 consist of the following:

	2000	2001
Raw materials	$ 60	$ 174
Work-in-process	—	66
Finished goods	217	1,162
	$ 277	$ 1,402

Equipment and Leasehold Improvements

Equipment and leasehold improvements at December 31, 2000 and 2001 consist of the following:

	2000	2001
Computer and office equipment	$ 792	$ 923
Exhibit equipment	309	309
Leasehold improvements	45	45
	1,146	1,277
Less accumulated depreciation and amortization	(494)	(740)
	$ 652	$ 537

Accrued Expenses

Accrued expenses at December 31, 2000 and 2001 consist of the following:

	2000	2001
Contracted development and manufacturing costs	$ 314	$ 398
Sales and marketing costs	597	210
Payroll and related costs	1,061	1,563
Professional and consulting fees	204	291
Royalties	201	434
Deferred revenue	63	63
Miscellaneous taxes	52	122
Other	22	72
	$ 2,514	$ 3,153

(dollars in thousands, except per-share data)

(4) NOTE PAYABLE

In April 1999 the Company received $219 in proceeds from the issuance of a note payable. The proceeds of such note were used to fund the purchase of equipment, fixtures and furniture for the Company's newly leased corporate office in Newtown, Pennsylvania. The term of the note is three years with interest at 9.54% per annum, with monthly minimum payments of principal and interest.

(5) STOCKHOLDERS' EQUITY

The Company's Board of Directors may, without further action by the Company's stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. The holders of preferred stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of the common stock.

On May 12, 1999 the Company consummated a $20.0 million financing ("the Financing") through the issuance of 200,000 shares of its Series D Cumulative Convertible Preferred Stock ("the Preferred Stock"), which generated net proceeds to the Company of approximately $18.5 million. OCM Principal Opportunities Fund, L.P. (OCM) led the investor group, which also included certain current stockholders of the Company.

The issuance of the Preferred Stock was approved by a majority of the Company's stockholders at the Company's Annual Meeting of Stockholders on May 11, 1999. A portion of the proceeds of the Financing were used for the repayment of a $10.0 million Senior Secured Convertible Note with interest at 12% per annum provided by OCM on March 19, 1999 in connection with the Financing. During the first three years following issuance, the Preferred Stock pays dividends in common stock at a rate of 8.4% per annum. Thereafter, the Preferred Stock pays dividends in cash at a rate of 8.0% per annum. The Preferred Stock is convertible into common shares of the Company at an initial conversion price of $11.00 per share, subject to adjustment (see below and note 6), at any time by the holder and under certain conditions by the Company. The conversion price is subject to adjustment in the event the Company fails to declare or pay dividends when due or should the Company issue new equity securities or convertible securities at a price per share or having a conversion price per share lower than the applicable conversion price of the Preferred Stock (see below and note 6). Dividends totaling $1,689 and $1,680 were declared in 2000 and 2001, respectively. At December 31, 2000 and 2001, declared dividends of 259,462 and 103,196 shares of common stock, respectively, have not been issued, and have accordingly been classified as common stock to be issued in the accompanying consolidated balance sheets.

The holders of the Preferred Stock are entitled to vote with the holders of the Company's common stock on all matters to be voted on by the Company's stockholders on an as-converted-to-common stock basis, subject to adjustment. The holders of the Preferred Stock are entitled to liquidation preferences equal to the original purchase price plus dividends accrued and unpaid plus other dividends in certain circumstances. In connection with the issuance of the Preferred Stock, the rights of the holders of the Company's common stock may be limited in certain instances with respect to dividend rights, rights on liquidation, winding up and dissolution of the Company, and the right to vote in connection with certain matters submitted to the Company's stockholders.

Without written approval of a majority of the holders of record of the Preferred Stock, the Company shall not, among other things: (i) declare or pay any dividend or distribution on any shares of capital stock of the Company other than dividends on the Preferred Stock; (ii) make any loans, incur any indebtedness or guarantee any indebtedness, advance capital contributions to or investments in any person, issue or sell any securities or warrants or other rights to acquire debt securities of the Company, except that the Company may incur such indebtedness in any amount not to exceed $10.0 million in the aggregate outstanding at any time for working capital requirements in the ordinary course of business; or (iii) make research and development expenditures in excess of $7.0 million in any continuous twelve-month period, unless the Company has reported positive net income for four consecutive quarters immediately prior to such twelve-month period.

On March 12, 2001 the Company consummated a private equity offering of 1,500,000 shares of common stock for an aggregate purchase price of $7,500, which generated net proceeds to the Company of approximately $6,800. In addition, the investors in this financing were also issued an aggregate of 400,000 warrants, which are exercisable for up to three (3) years into 400,000 shares of the Company's common stock at an exercise price per share of $6.00. The consideration received for such warrants is included in the aggregate proceeds received in the financing. The Company also issued to its financial advisor in this financing, warrants to purchase an aggregate of 150,000 shares of the Company's common stock, exercisable for up to three (3) years, at an exercise price of $5.70 per share. These warrants may be deemed automatically exercised in certain circumstances based on the Company's stock price. The Company is obligated to file and maintain the effectiveness of a shelf registration statement with respect to all such shares of common stock issued and shares underlying all such warrants for a continuous 24-month period. Should the Company fail to maintain the effectiveness of such registration statement, the investors and the financial advisor shall receive an additional 27,500 shares of the Company's common stock, in the aggregate, for no additional consideration. As a result of this financing, the conversion price paid on the Preferred Stock has been reduced to $9.94 per share. Such conversion price was further reduced to $9.91 per share in connection with the sale of shares of the Company's common stock to Atrix (see note 6).

The Company maintains a Shareholder Rights Plan ("the Rights Plan"). Under the Rights Plan, each common stockholder receives one "Right" for each share of common stock held. Each Right, once exercisable, entitles the holder to purchase from the Company one one-hundredth of a share of the Company's Series A Participating Preferred Stock at an exercise price of $65. All Rights expire on September 26, 2007 unless earlier redeemed. At December 31, 2001, the Rights were neither exercisable nor traded separately from the Company's common stock, and become exercisable only if a person or a group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the voting power of all outstanding shares of the Company's common stock and in certain other limited circumstances. Upon separation from the common stock, each Right will entitle the holder, other than the acquiring person that has triggered such separation, to effectively purchase certain shares of the Company's common stock equal in market value to two times the then applicable exercise price of the Right. If the Company is acquired in a merger or other business combination transaction, or 50% or more of the Company's assets or earning power are sold in one or more related transactions, the Rights will entitle holders, upon exercise of the Rights, to receive shares of common stock of the acquiring or surviving company with a market value equal to twice the exercise price of each Right. In 1999 the Company amended its Rights Plan to specifically exclude an initial issuance of the Preferred Stock.

(6) LICENSING AND MARKETING AGREEMENT

On August 24, 2001 the Company signed an exclusive License Agreement (the "Atrix License Agreement") with Atrix to market Atrix's proprietary dental products, Atridox, Atrisorb FreeFlow and Atrisorb-D FreeFlow, to the United States' dental markets. Pursuant to the terms of the Atrix License Agreement, among other things, Atrix will manufacture the dental products for the Company at an agreed-upon transfer price and will receive royalties on future net sales of the products each calendar year. The Company paid a $1,000 licensing fee to Atrix to market such products in the United States. The Company has also committed to no less than $2,000 in advertising and selling expenses related to the licensed products during 2002, and the lesser of $4,000 or 30% of the Company's contribution margin, as defined in the agreement, relating to a specific Atrix product that the Company markets and the lesser of $2,000 or 30% of the Company's contribution margin, as defined in the agreement, relating to a separate Atrix product that the Company markets commencing with fiscal year 2003. Additionally, the Company must maintain a minimum amount of full-time sales professionals and make a specific amount of sales presentations over the first 24 months of the agreement. The $1,000 license fee payment has been capitalized and is being amortized to cost of product sales over the ten year estimated term of the license on a straight-line basis.

In addition, pursuant to the terms of a Stock Purchase Agreement dated August 24, 2001 by and between the Company and Atrix, Atrix purchased 330,556 unregistered shares of the Company's common stock for an aggregate purchase price of approximately $3,000. As a result of the sale of such shares to Atrix, the conversion price of the Company's Series D Preferred Stock was reduced to $9.91 per share.

(7) LINE OF CREDIT

On March 19, 2001 the Company consummated a one-year revolving credit facility ("the Facility") with Silicon Valley Bank ("the Bank") which was amended subsequent to December 31, 2001 (see Note 16). The Company may borrow up to the lesser of $3,000 or 80% of eligible accounts receivable, as defined. The amount available is also reduced by outstanding letters of credit which may be issued under this agreement in amounts totaling up to $1,500. The Company is not obligated to draw amounts under the Facility and any such draws will bear interest, payable monthly, at the then prevailing prime rate plus 1.5% per annum and may be used only for working capital purposes. Without the consent of the Bank, the Company shall not, among other things: (i) merge or consolidate with another entity; (ii) acquire assets outside the ordinary course of business; or (iii) pay or declare any cash dividends on the Company's common stock. The Company must also maintain a certain tangible net worth and a minimum of $2,000 in cash, net of borrowings under the Facility, at all times during the term of the Facility. In addition, the Company has secured its obligations under the Facility through the granting of a security interest in favor of the Bank with respect to all of the Company's assets, including its intellectual property. At December 31, 2001 there were no borrowings against the Facility or outstanding letters of credit (see note 16).

(8) STOCK OPTION PLANS

The Company has three stock-based compensation plans ("the Plans") and has adopted the disclosure-only provisions of SFAS 123. The Company continues to apply APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no compensation expense has been recognized in the consolidated financial statements for stock options issued to employees at exercise prices equal to the market value on the measurement date.

The 1992 Stock Option Plan, as amended, ("the 1992 Plan") provided for the granting of incentive and nonstatutory options to directors, employees and consultants to purchase up to 291,000 shares of the Company's common stock at a price, for the incentive options, not less than the fair market value on the measurement date. Such options are exercisable for a period of 10 years from the grant date and generally vest over a four-year period. All such 291,000 options available under the 1992 Plan were granted by March 31, 1996.

The 1996 Stock Option Plan ("the 1996 Plan") provides for the granting of incentive and nonstatutory options to employees and consultants to purchase up to 2,000,000 shares of the Company's common stock at a price, for the incentive options, not less than the fair market value on the measurement date. Incentive

(dollars in thousands, except per-share data)

and nonstatutory options granted to individuals owning more than 10% of the voting power of all classes of stock at the time of grant must have an exercise price no less than 110% of the fair market value on the date of grant. Such options are exercisable for a period of 10 years from the grant date and generally vest over a two-to-five-year period and may be accelerated for certain grants in certain circumstances.

In March 1996 the board of directors approved a nonqualified plan for the issuance of stock options to nonemployee directors under the Nonemployee Director Stock Option Plan ("the Nonemployee Director Plan"). Under this plan, 300,000 shares of common stock are reserved for issuance at an exercise price equal to the fair market value on the date of grant. Such options vest 20% per annum commencing one year from the grant date.

During 1999 192,500 options were granted to employees at fair market value with an exercise price of $10.06 per share. During 2000, 237,750 options were granted to employees at fair market value with an exercise price of $5.00 per share. During 2001, 360,000 options were granted to employees at fair market value with an exercise price of $5.19 per share. These grants were not issued under the terms of any of the above Plans.

At December 31, 2001 there were 679,820 shares available for grant under the 1996 Plan and 100,000 under the Nonemployee Director Plan.

Deferred compensation had been recorded in years prior to 1998 for options granted where the fair value of the Company's stock on the measurement date exceeded the exercise price of such options. Deferred compensation has been amortized to compensation expense in the accompanying consolidated statement of operations over the respective vesting periods of such grants ($118, $47 and $29 in 1999, 2000 and 2001, respectively).

In 2001 the Company extended through the remaining contractual life the exercisability of certain vested options for an ex-board member of the Company. Accordingly, $164 was recognized as compensation expense in 2001, based on the fair value of the options on the date the extension was granted as determined using a Black-Scholes pricing model.

In 1999 the Company granted options to certain nonemployees to purchase 60,000 shares of common stock. Such options were originally scheduled to vest over a four-year period based upon future service requirements. In accordance with EITF Issue 96-18, the amount of compensation expense to be recorded in periods following the grant are subject to change each reporting period, based upon changes in the market value of the Company's common stock, estimated volatility and risk-free interest rates until the nonemployee completed performance under the option agreement and the options vest. The Company recorded total compensation expense of $305 in 1999, based on the market value of the options at the grant date and at December 31, 1999 as determined using a Black-Scholes option pricing model. In 2000 the Company elected to accelerate the vesting on the remaining unvested options. Accordingly, the Company recorded total compensation expense, including that related to the accelerated vesting, of $324 in 2000, based on the market value of the options at the grant date and at the vesting dates in 2000 as determined using the Black-Scholes option pricing model. No future compensation expense will be recorded on these 60,000 options.

The following table summarizes stock option activity for 1999 through 2001:

	Shares	Weighted average exercise price per share
Balance, December 31, 1998	1,018,329	$ 7.49
Granted	475,150	11.36
Exercised	(13,575)	3.24
Cancelled	(42,000)	10.72
Balance, December 31, 1999	1,437,904	$ 8.72
Granted	721,880	13.17
Exercised	(37,325)	3.11
Cancelled	(99,450)	12.97
Balance, December 31, 2000	2,023,009	$ 10.20
Granted	570,100	5.85
Cancelled	(140,500)	10.87
Balance, December 31, 2001	**2,452,609**	**$ 9.15**

Amounts exercised in 2000 include 16,000 options to purchase common stock at $2.00 per share, which were not issued until January 2001 and accordingly are classified as common stock to be issued in the accompanying balance sheet at December 31, 2000.

As of December 31, 2001, the following options were outstanding and exercisable by price range as follows:

Outstanding			Exercisable		
Range of exercise prices	Number of shares	Weighted average remaining contractual life	Weighted average exercise price per share	Number of shares	Weighted average exercise price per share
$ 0.20-2.00	189,954	3.7 years	$ 0.95	189,954	$ 0.95
4.50-10.00	1,250,475	7.7 years	6.62	527,735	7.45
10.06-12.00	412,900	6.1 years	10.28	270,950	10.40
12.19-13.56	193,950	7.0 years	12.42	149,600	12.46
14.06-22.63	405,330	7.9 years	18.07	108,964	18.03
	2,452,609	**7.1 years**	**$ 9.15**	**1,247,203**	**$ 8.63**

Had the Company elected to recognize compensation cost for options as prescribed by the fair value method under SFAS 123, the Company's net loss allocable to common stockholders and basic and diluted loss per share allocable to common stockholders would have been reflected as set forth below:

	1999	2000	2001
Net loss allocable to common stockholders:			
As reported	$ 15,683	$ 10,519	**$ 9,824**
Pro forma	17,338	13,802	**13,693**
Basic and diluted net loss per share allocable to common stockholders:			
As reported	$ 1.82	$ 1.21	**$ 0.94**
Pro forma	2.02	1.58	**1.31**

The weighted-average fair values of stock options granted to employees during 1999, 2000 and 2001 were $7.81, $10.72 and $4.57 per share, respectively, on the date of grant. The weighted-average fair values of stock options granted to nonemployees during 2000 were $9.21 per share on the date of grant. Such fair values were determined using the Black-Scholes option pricing model and are based on the following assumptions:

	1999	2000	2001
Expected life in years	5	7	**7**
Risk-free interest rate	6.25%	6.20%	**4.88%**
Volatility	80%	90%	**85%**
Expected dividend yield	—%	—%	**—%**

(9) CHANGE IN ACCOUNTING PRINCIPLE

In the fourth quarter of 2000, the Company adopted SAB 101, "Revenue Recognition in Financial Statements," implementing a change in revenue recognition policy for certain up-front payments received in international licensing arrangements for Periostat. Effective January 1, 2000, up-front payments received from licensees, where the Company has continuing involvement, are now being deferred and recognized as license revenue over the estimated performance period of the individual license agreements. In previous years, prior to the Company's adoption of SAB 101, the Company recognized revenue when the up-front payments were received, generally upon the execution of each agreement. During 2000 the Company would have recognized approximately $505 in license revenues under its historical revenue recognition policy prior to the adoption of SAB 101. In addition, during 2001 and 2000, respectively, the Company recorded $63 and $397 in license revenues which were deferred upon the implementation of SAB 101 as of January 1, 2000 and which were previously recognized as license revenues under the historical revenue recognition policy prior to the adoption of SAB 101.

(dollars in thousands, except per-share data)

The consolidated statement of operations in 2000 has been presented in the accompanying financial statements based on this newly adopted revenue recognition policy. The change increased revenue and decreased net loss by $25 during 2000, excluding the cumulative effect of the change. The pro forma net loss allocable to common stockholders and the related per-share amount for 1999 as if the new accounting principle had been applied retroactively is also presented in the accompanying consolidated statements of operations. During 2000, the Company recorded a $764 charge as a result of the cumulative effect of the change in accounting principle for revenue recognized prior to January 1, 2000 and accordingly has approximately $739 recorded as deferred revenue from up-front license payments received from licensees, of which $63 has been classified as a current liability in the accompanying consolidated balance sheet at December 31, 2000. As of December 31, 2001, the Company has approximately $677 recorded as deferred revenue, $63 of which has been classified as a current liability in the accompanying consolidated balance sheet as of December 31, 2001.

(10) INCOME TAXES

The Company utilizes the asset-and-liability method of accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under the asset-and-liability method, deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities using currently enacted tax rates.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liability at December 31, 2000 and 2001 are presented below:

	2000	2001
Deferred tax assets:		
Capitalized start-up costs	$ 170	$ —
Net operating loss carryforwards	23,530	24,765
Tax credit carryforward	840	850
Accrued expenses	58	800
Deferred revenue	251	275
Total gross deferred tax assets	24,849	26,690
Less valuation allowance	(24,830)	(26,681)
Total deferred tax assets	19	9
Deferred tax liability:		
Depreciation	(19)	(9)
Net deferred taxes	$ —	$ —

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and carryforwards are available. Due to the uncertainty of the Company's ability to realize the benefit of the deferred tax assets, the net deferred tax assets are fully offset by a valuation allowance at December 31, 2000 and 2001.

The net change in the valuation allowance for the years ended December 31, 2000 and 2001 were increases of approximately $3,761 and $1,851, respectively, related primarily to additional net operating losses incurred by the Company.

At December 31, 2001 the Company had approximately $64,500 of Federal and $35,900 of state net operating loss carryforwards available to offset future taxable income. The Federal and state net operating loss carryforwards will begin expiring in 2007 and 2005, respectively, if not utilized. The Company also has research and development tax credit carryforwards of approximately $850 available to reduce Federal income taxes which begin expiring in 2007.

Section 382 of the Internal Revenue Code of 1986 subjects the future utilization of net operating losses and certain other tax attributes, such as research and development credits, to an annual limitation in the event of an ownership change, as defined. Due to the Company's prior-year equity transactions, a portion of the net operating losses and tax credits of the Company are subject to an annual limitation of approximately $3,800. To the extent that any single-year limitation is not utilized to the full amount of the limitation, such unused amounts are carried over to subsequent years until the earlier of its utilization or the expiration of the relevant carryforward period. As of December 31, 2001, assuming no future ownership changes, approximately $34,000 is immediately available to offset future taxable income. In addition to the section 382 limitation, the state net operating loss carryforward is subject to a $2,000 annual limitation.

(11) TECHNOLOGY LICENSE

At the time of its formation in 1992, the Company entered into an agreement with SUNY whereby the Company received an option to acquire a certain technology license. The Company's option to acquire the license was exercised in 1995 and remains in effect for a period not to exceed 20 years from the date of the first sale of product incorporating the technology under license or the last to expire of the licensed patents in each country. The Company is liable to SUNY for annual royalty fees based on net Periostat sales, if any, as defined in the agreement. A minimum annual royalty is required for the duration of the technology license. The Company incurred royalty expense for this technology of $711, $940 and $1,348 in 1999, 2000 and 2001, respectively.

In addition, the Company is required to reimburse SUNY for certain patent-related costs as well as support certain additional research efforts.

(12) COMMITMENTS

The Company maintains various operating leases, primarily for office space. As of December 31, 2001, future minimum rent payments under noncancellable operation leases are as follows:

2002	$	335
2003		335
2004		332
2005		334
2006		334
Thereafter		862
Total	**$**	**2,532**

Rent expense for the years ended December 31, 1999, 2000 and 2001 totaled $204, $326 and $337, respectively.

During 1999 the Company entered into a three-year co-promotion agreement under which the Company is committed to spend up to $1,000 annually for promotional expenses, unless the agreement is earlier terminated per the terms of the agreement.

Pursuant to the terms of the Atrix License Agreement (see note 6), the Company has committed to spend no less than $2,000 in advertising and selling expenses related to the licensed products during 2002, and the lesser of $4,000 or 30% of the Company's contribution margin, as defined in the agreement, relating to a specific Atrix product that the Company markets and the lesser of $2,000 or 30% of the Company's contribution margin, as defined in the agreement, relating to a separate Atrix product that the Company markets commencing with fiscal year 2003. Additionally, the Company must maintain a minimum amount of full-time sales professionals and make a specific amount of sales presentations over the first 24 months of the agreement.

During 2001 the Company entered into and fulfilled an obligation to purchase approximately $1,500 of inventory from a supplier.

(13) 401(K) SALARY REDUCTION PLAN

In January 1995 the Company adopted a 401(k) Salary Reduction Plan ("the 401[k] Plan"), available to all employees meeting certain eligibility requirements. The 401(k) Plan permits participants to contribute up to 15% of their annual salary not to exceed the limits established by the Internal Revenue Code. All contributions made by participants vest immediately in the participant's account. The Company did not make any "matching contributions" in 1999, 2000 or 2001, in accordance with the terms of the 401(k) Plan.

(14) CONTRACT RESEARCH AGREEMENT

In May 1998 the Company entered into a three-year evaluation testing agreement with SUNY, pursuant to which SUNY would evaluate certain compounds supplied by the Company and under which the Company would pay SUNY up to $1,570. In May 2001 the agreement expired. Costs incurred during 1999, 2000 and 2001 were $541, $356 and $168, respectively.

(dollars in thousands, except per-share data)

(15) QUARTERLY FINANCIAL DATA (UNAUDITED)

The tables below summarize the Company's unaudited quarterly operating results for 2000 and 2001. The first three quarters of 2000 have been restated pursuant to the adoption of SAB 101 in the fourth quarter of 2000, as described in note 9.

	Three months ended			
	March 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000
Total revenues	$ 6,530	$ 6,612	$ 5,259	$ 5,870
Gross margin on product sales	4,340	4,596	3,436	4,059
Net loss	(2,837)	(1,990)	(2,052)	(1,951)
Net loss allocable to common stockholders before cumulative effect of change in accounting principle	(2,496)	(2,416)	(2,481)	(2,362)
Net loss allocable to common stockholders	(3,260)	(2,416)	(2,481)	(2,362)
Basic and diluted net loss per share allocable to common stockholders before cumulative effect of change in accounting principle	(0.29)	(0.28)	(0.28)	(0.27)
Basic and diluted net loss per share allocable to common stockholders	(0.38)	(0.28)	(0.28)	(0.27)

	Three months ended			
	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
Total revenues	$ 7,024	$ 8,711	$ 9,249	$ 10,248
Gross margin on product sales	4,747	5,751	7,046	7,989
Net loss	(2,691)	(2,681)	(1,546)	(1,226)
Net loss allocable to common stockholders	(3,111)	(3,101)	(1,966)	(1,646)
Basic and diluted net loss per share allocable to common stockholders	(0.33)	(0.29)	(0.18)	(0.15)

The table below reflects the effect of the change in accounting principle on net loss allocable to common stockholders under the Company's historical revenue recognition policy as a result of the adoption of SAB 101 in the fourth quarter of 2000.

	Three months ended			
	March 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000
Net loss allocable to common stockholders under historical revenue recognition policy	$ (2,866)	$ (2,327)	$ (2,276)	$ (2,311)
Effect of change in accounting principle	370	(89)	(205)	(51)
Cumulative effect of change in accounting principle	(764)	—	—	—
Net loss allocable to common stockholders after effect of change in accounting principle, as restated	$ (3,260)	$ (2,416)	$ (2,481)	$ (2,362)

	Three months ended			
	March 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000
Basic and diluted net loss per share allocable to common stockholders under historical revenue recognition policy	$ (0.33)	$ (0.27)	$ (0.26)	$ (0.27)
Effect of change in accounting principle	0.04	(0.01)	(0.02)	—
Cumulative effect of change in accounting principle	(0.09)	—	—	—
Basic and diluted net loss per share allocable to common stockholders after effect of change in accounting principle, as restated	$ (0.38)	$ (0.28)	$ (0.28)	$ (0.27)

(16) SUBSEQUENT EVENT

On February 14, 2002 the Company entered into an equity line ("the Equity Line") arrangement under the terms of a Common Stock Purchase Agreement ("the Agreement") with Kingsbridge Capital Limited ("Kingsbridge"). Under the terms of the Agreement, the Company may, at its sole discretion and from time to time over the next 12 months, sell shares of its common stock to Kingsbridge at a discount to market price of up to 10%, as determined prior to each such sale. The maximum amounts of individual draws is based on the Company's market capitalization and may not exceed $3,000, and availability is subject to certain representations, warranties and covenants of the Company. The Company has committed to: (i) draw down on the Equity Line an amount aggregating at least $1,500 in registered shares of common stock, prior to August 14, 2002 (the Minimum Commitment Amount); or (ii) if the Company has not satisfied such Minimum Commitment Amount, pay to Kingsbridge an amount equal to 10% of the amount by which the Minimum Commitment Amount exceeds the aggregate of all amounts drawn down under the Equity Line in respect of the shares of common stock issued and sold thereunder, except if the price of the Company's common stock is below certain levels during this period. The Equity Line provides for the sale of up to an aggregate $8.5 million in registered shares of common stock. In connection with the consummation of the Equity Line, the Company issued to Kingsbridge a warrant to purchase 40,000 shares of common stock at an exercise price of $9.38 per share. The conversion price of the Series D preferred stock was not reduced as a result of such issuance. Such warrant will not become exercisable until August 14, 2002 and will expire on August 13, 2007.

On March 22, 2002 the Company amended its Facility with Silicon Valley Bank (see note 7). Accordingly the amount the Company may borrow under the Facility was increased to the lesser of $4,000 or 80% of eligible accounts receivable, as defined in the amendment. Any such draws under the Facility will bear interest at the then prevailing prime rate plus 1.0 to 1.5% per annum, dependent upon achieving two consecutive fiscal quarters of profitability, as defined. The Company must also maintain (i) a tangible net worth of $5,000, subject to certain upward adjustments as defined in the amendment, as a result of profitable operation or additional debt or equity financings and (ii) a minimum of $2,000 in cash, net of borrowings under the facility, at all times during the term of the Facility, which expires March 15, 2004.

On March 26, 2002, the Company issued an irrevocable letter of credit under the Facility for $1,343. This letter of credit will be used to secure future purchases of inventory that the Company expects to make from a supplier.

The Board of Directors and Stockholders
CollaGenex Pharmaceuticals, Inc.:

We have audited the accompanying consolidated balance sheets of CollaGenex Pharmaceuticals, Inc., and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CollaGenex Pharmaceuticals, Inc., and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in notes 2 and 9 to the consolidated financial statements, the Company adopted the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," in 2000.

KPMG LLP

Princeton, New Jersey
January 30, 2002, except as to the first paragraph of note 16, which is as of February 14, 2002, the second paragraph of note 16, which is as of March 22, 2002, and the third paragraph of note 16, which is as of March 26, 2002.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Peter R. Barnett, D.M.D.
President and
Chief Executive Officer
HealthASPex, Inc.

Robert C. Black
Retired President of
U.S. Pharmaceuticals Division of
AstraZeneca, Inc.

James E. Daverman
Managing General Partner
Marquette Venture Partners

Robert J. Easton
Chairman
Easton Associates, LLC

Brian M. Gallagher, Ph.D.
Chairman, President and
Chief Executive Officer
CollaGenex Pharmaceuticals, Inc.

Stephen A. Kaplan
Principal
Oaktree Capital Management, LLC

W. James O'Shea
President and
Chief Operating Officer
Sepracor, Inc.

CORPORATE OFFICERS

Brian M. Gallagher, Ph.D.
Chairman, President and
Chief Executive Officer

Robert A. Ashley
Senior Vice President,
Commercial Development

Nancy C. Broadbent
Chief Financial Officer,
Treasurer and Secretary

David F. Pfeiffer
Senior Vice President,
Sales and Marketing

Douglas C. Gehrig
Vice President, Sales

Jeffrey S. Day
Vice President, Dermatology

Michael Romanowicz, D.M.D., R.Ph.
Vice President,
Professional Affairs and
Managed Care

CORPORATE HEADQUARTERS

CollaGenex Pharmaceuticals, Inc.
41 University Drive, Suite 200
Newtown, PA 18940
215 579 7388 **phone**
215 579 8577 **fax**
www.collagenex.com **internet**
cgpi@collagenex.com **e-mail**

INDEPENDENT AUDITORS

KPMG LLP
Princeton, NJ

LEGAL COUNSEL

Hale & Dorr
650 College Road East
4th Floor
Princeton, NJ 08540

TRANSFER AGENT

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10007
212 936 5100 **phone**

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on May 9, 2002, at 8:30 a.m., at the Philadelphia Airport Marriott Hotel, One Arrivals Road, Philadelphia, PA, 19153.

STOCKHOLDER INQUIRIES

Questions regarding stock transfer requirements, lost certificates and changes of address should be directed to the transfer agent listed above. Other stockholder or investor inquiries, including requests for our Annual Report or Form 10-K as filed with the Securities and Exchange Commission, should be directed to Investor Relations at the Company's address or phone number listed above.

The Company's press releases and Annual Report are available on the Company's Web site at **www.collagenex.com**.

SECURITIES AND RELATED INFORMATION

The Company's Common Stock is traded on the Nasdaq National Market, under the symbol CGPI, and began trading on June 20, 1996. As of March 15, 2002, there were approximately 116 holders of record of the Company's Common Stock. The Company has never declared or paid any cash dividends on its common stock.The following table lists the quarterly high and low bid prices, as quoted by Nasdaq.

2001	High	Low
First quarter	$ 5.97	$ 4.00
Second quarter	9.00	4.88
Third quarter	10.40	6.49
Fourth quarter	9.49	7.26

2000	High	Low
First quarter	$ 30.38	$ 11.88
Second quarter	16.06	7.50
Third quarter	9.91	6.44
Fourth quarter	8.00	2.75

Design & Production
The Hemisphere Group, Inc., Exton, PA

COLLAGENEX
pharmaceuticals

Corporate Headquarters

CollaGenex Pharmaceuticals, Inc.
41 University Drive, Suite 200
Newtown, PA 18940

215 579 7388 *voice*
215 579 8577 *fax*

www.collagenex.com *internet*
cgpi@collagenex.com *email*